
14008282

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number


SEC MAIL PROCESSING
RECEIVED
SEP 23 2014
WASH, D.C.
194
SECTION

Exhibit C to Form 18-K for fiscal year ended December 31, 2013
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-73840
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2013
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 23, 2014.

REPUBLIC OF COLOMBIA

By: /s/ Mauricio Cárdenas Santamaría
Mauricio Cárdenas Santamaría
Minister of Finance and Public Credit

Total Number of Pages is 100
Exhibit Index is On Page 3 of 100

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2013 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2014 of the Republic of Colombia

EXHIBIT C

LEY No. 1687 11 DIC 2013

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2014

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I

PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2014, en la suma de CIENTO NOVENTA Y NUEVE BILLONES OCHOCIENTOS CINCUENTA Y CUATRO MIL QUINIENTOS CUARENTA Y SIETE MILLONES QUINIENTOS VEINTIUN MIL QUINIENTOS TREINTA Y CINCO PESOS MONEDA LEGAL ($199,854,547,521,535), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2014, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL	**188,016,431,329,974**
1. INGRESOS CORRIENTES DE LA NACION	102,691,440,000,000
2. RECURSOS DE CAPITAL DE LA NACION	62.269,030,218,478
5. RENTAS PARAFISCALES	1,289,072,421,732
6. FONDOS ESPECIALES	21,766,888,689,764
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS	**11,838,116,191,561**
0209 AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA	
B-RECURSOS DE CAPITAL	13,309,000,000
0303 UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE	
A-INGRESOS CORRIENTES	8,220,000,000
0324 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A-INGRESOS CORRIENTES	96,562,000,000
B-RECURSOS DE CAPITAL	25,629,000,000

0402	**FONDO ROTATORIO DEL DANE**	
A-INGRESOS CORRIENTES		11,231,000,000
B-RECURSOS DE CAPITAL		1,968,000,000
0403	**INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC**	
A-INGRESOS CORRIENTES		46,578,000,000
B-RECURSOS DE CAPITAL		556,000,000
0503	**ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)**	
A-INGRESOS CORRIENTES		20,281,531,000
B-RECURSOS DE CAPITAL		40,824,584,000
C-CONTRIBUCIONES PARAFISCALES		91,500,826,000
0602	**FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD**	
B-RECURSOS DE CAPITAL		53,783,500,000
1102	**FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES**	
A-INGRESOS CORRIENTES		156,755,000,000
B-RECURSOS DE CAPITAL		11,417,000,000
1104	**UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA**	
A-INGRESOS CORRIENTES		12,156,000,000
B-RECURSOS DE CAPITAL		611,000,000
1204	**SUPERINTENDENCIA DE NOTARIADO Y REGISTRO**	
A-INGRESOS CORRIENTES		642,548,193,681
B-RECURSOS DE CAPITAL		85,198,870,759
1208	**INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC**	
A-INGRESOS CORRIENTES		112,454,400,000
B-RECURSOS DE CAPITAL		433,500,000
1209	**DIRECCIÓN NACIONAL DE ESTUPEFACIENTES EN LIQUIDACIÓN**	
B-RECURSOS DE CAPITAL		196,271,170,865
1309	**SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA**	
A-INGRESOS CORRIENTES		14,561,500,000
B-RECURSOS DE CAPITAL		3,392,500,000
1310	**UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES**	
A-INGRESOS CORRIENTES		13,850,000,000
B-RECURSOS DE CAPITAL		3,167,000,000
1313	**SUPERINTENDENCIA FINANCIERA DE COLOMBIA**	
A-INGRESOS CORRIENTES		192,505,562,500
B-RECURSOS DE CAPITAL		3,000,000,000
1503	**CAJA DE RETIRO DE LAS FUERZAS MILITARES**	
A-INGRESOS CORRIENTES		161,278,500,000
B-RECURSOS DE CAPITAL		22,977,000,000
1507	**INSTITUTO CASAS FISCALES DEL EJERCITO**	
A-INGRESOS CORRIENTES		36,403,000,000
B-RECURSOS DE CAPITAL		6,444,000,000
1508	**DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA**	
A-INGRESOS CORRIENTES		1,500,000,000
B-RECURSOS DE CAPITAL		950,000,000

1510 CLUB MILITAR DE OFICIALES	
A-INGRESOS CORRIENTES	38,981,000,000
B-RECURSOS DE CAPITAL	1,699,000,000
1511 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
A-INGRESOS CORRIENTES	159,468,000,000
B-RECURSOS DE CAPITAL	39,200,000,000
1512 FONDO ROTATORIO DE LA POLICIA	
A-INGRESOS CORRIENTES	378,854,000,000
B-RECURSOS DE CAPITAL	18,052,000,000
1516 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
A-INGRESOS CORRIENTES	12,244,000,000
B-RECURSOS DE CAPITAL	1,831,000,000
1519 HOSPITAL MILITAR	
A-INGRESOS CORRIENTES	255,444,000,000
B-RECURSOS DE CAPITAL	10,172,900,000
1520 AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
A-INGRESOS CORRIENTES	1,016,947,000,000
1702 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
A-INGRESOS CORRIENTES	43,119,300,000
B-RECURSOS DE CAPITAL	27,414,000,000
1713 INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
A-INGRESOS CORRIENTES	1,452,000,000
B-RECURSOS DE CAPITAL	27,606,196,999
1715 AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP	
A-INGRESOS CORRIENTES	2,732,300,000
B-RECURSOS DE CAPITAL	488,800,000
1903 INSTITUTO NACIONAL DE SALUD (INS)	
A-INGRESOS CORRIENTES	2,855,564,000
B-RECURSOS DE CAPITAL	1,135,160,000
1910 SUPERINTENDENCIA NACIONAL DE SALUD	
A-INGRESOS CORRIENTES	82,486,930,000
B-RECURSOS DE CAPITAL	22,117,100,000
1912 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
A-INGRESOS CORRIENTES	113,391,400,000
B-RECURSOS DE CAPITAL	44,210,300,000
1913 FONDO DE PREVISION SOCIAL DEL CONGRESO	
A-INGRESOS CORRIENTES	21,361,850,000
B-RECURSOS DE CAPITAL	152,422,400,000
1914 FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
A-INGRESOS CORRIENTES	77,460,870,000
B-RECURSOS DE CAPITAL	7,171,400,000

2103 SERVICIO GEOLÓGICO COLOMBIANO

A-INGRESOS CORRIENTES	2,490,423,000
B-RECURSOS DE CAPITAL	26,000,000,000

2109 UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

A-INGRESOS CORRIENTES	25,695,613,000
B-RECURSOS DE CAPITAL	11,084,700,000

2110 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

A-INGRESOS CORRIENTES	3,354,952,000
B-RECURSOS DE CAPITAL	6,191,800,000

2111 AGENCIA NACIONAL DE HIDROCARBUROS - ANH

A-INGRESOS CORRIENTES	372,390,294,000
B-RECURSOS DE CAPITAL	170,190,000,000

2112 AGENCIA NACIONAL DE MINERÍA - ANM

A-INGRESOS CORRIENTES	59,360,399,000
B-RECURSOS DE CAPITAL	34,199,953,000

2209 INSTITUTO NACIONAL PARA SORDOS (INSOR)

A-INGRESOS CORRIENTES	363,400,000

2210 INSTITUTO NACIONAL PARA CIEGOS (INCI)

A-INGRESOS CORRIENTES	562,823,768
B-RECURSOS DE CAPITAL	171,800,000

2234 INSTITUTO TECNICO CENTRAL

A-INGRESOS CORRIENTES	7,880,165,660
B-RECURSOS DE CAPITAL	767,500,000

2238 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

A-INGRESOS CORRIENTES	864,000,000

2239 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

A-INGRESOS CORRIENTES	1,039,315,804
B-RECURSOS DE CAPITAL	1,749,265,172

2241 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

A-INGRESOS CORRIENTES	3,723,700,000
B-RECURSOS DE CAPITAL	178,400,000

2242 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

A-INGRESOS CORRIENTES	2,115,000,000
B-RECURSOS DE CAPITAL	104,200,000

2306 FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

A-INGRESOS CORRIENTES	1,403,677,484,853
B-RECURSOS DE CAPITAL	293,081,800,000

2309 AGENCIA NACIONAL DEL ESPECTRO - ANE

A-INGRESOS CORRIENTES	26,094,823,149

2310 AUTORIDAD NACIONAL DE TELEVISION ANTV

A-INGRESOS CORRIENTES	186,285,600,000
B-RECURSOS DE CAPITAL	58,362,400,000

2402	**INSTITUTO NACIONAL DE VIAS**	
A-INGRESOS CORRIENTES		349,067,286,851
B-RECURSOS DE CAPITAL		130,997,400,000
2412	**UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL**	
A-INGRESOS CORRIENTES		497,507,751,000
B-RECURSOS DE CAPITAL		160,220,000,000
2413	**AGENCIA NACIONAL DE INFRAESTRUCTURA**	
A-INGRESOS CORRIENTES		165,260,634,000
B-RECURSOS DE CAPITAL		164,018,000,000
2602	**FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**	
A-INGRESOS CORRIENTES		993,000,000
B-RECURSOS DE CAPITAL		32,253,000,000
2802	**FONDO ROTATORIO DE LA REGISTRADURIA**	
A-INGRESOS CORRIENTES		52,035,000,000
B-RECURSOS DE CAPITAL		27,000,000,000
2803	**FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**	
B-RECURSOS DE CAPITAL		7,131,000,000
2902	**INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES**	
A-INGRESOS CORRIENTES		5,758,143,000
B-RECURSOS DE CAPITAL		286,700,000
3202	**INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM**	
A-INGRESOS CORRIENTES		7,487,500,000
B-RECURSOS DE CAPITAL		1,412,915,000
3204	**FONDO NACIONAL AMBIENTAL**	
A-INGRESOS CORRIENTES		36,819,150,000
B-RECURSOS DE CAPITAL		26,390,457,000
3304	**ARCHIVO GENERAL DE LA NACION**	
A-INGRESOS CORRIENTES		5,448,200,000
B-RECURSOS DE CAPITAL		4,126,800,000
3305	**INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA**	
A-INGRESOS CORRIENTES		1,325,000,000
3307	**INSTITUTO CARO Y CUERVO**	
A-INGRESOS CORRIENTES		662,600,000
3502	**SUPERINTENDENCIA DE SOCIEDADES**	
A-INGRESOS CORRIENTES		111,757,022,517
B-RECURSOS DE CAPITAL		4,607,977,483
3503	**SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO**	
A-INGRESOS CORRIENTES		68,400,800,000
B-RECURSOS DE CAPITAL		47,000,000,000
3504	**UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES**	
A-INGRESOS CORRIENTES		3,069,500,000
B-RECURSOS DE CAPITAL		17,400,000,000
3505	**INSTITUTO NACIONAL DE METROLOGÍA - INM**	
A-INGRESOS CORRIENTES		1,200,000,000

3602	**SERVICIO NACIONAL DE APRENDIZAJE (SENA)**	
A-INGRESOS CORRIENTES		244,242,000,000
B-RECURSOS DE CAPITAL		292,346,662,500
C-CONTRIBUCIONES PARAFISCALES		399,963,000,000
3708	**UNIDAD NACIONAL DE PROTECCION - UNP**	
A-INGRESOS CORRIENTES		14,420,000,000
3801	**COMISION NACIONAL DEL SERVICIO CIVIL**	
A-INGRESOS CORRIENTES		28,837,070,000
B-RECURSOS DE CAPITAL		22,476,700,000
4104	**UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS**	
A-INGRESOS CORRIENTES		43,919,000,000
4105	**CENTRO DE MEMORIA HISTÓRICA**	
A-INGRESOS CORRIENTES		1,025,000,000
4106	**INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)**	
A-INGRESOS CORRIENTES		735,000,000
B-RECURSOS DE CAPITAL		352,662,000,000
C-CONTRIBUCIONES PARAFISCALES		1,161,238,000,000
III - TOTAL INGRESOS		**199,854,547,521,535**

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2014 en la suma de CUATRO BILLONES SEISCIENTOS SETENTA Y UN MIL NOVECIENTOS OCHENTA Y SIETE MILLONES DE PESOS MONEDA LEGAL ($4.671.987.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2014 una suma por valor de: CIENTO NOVENTA Y NUEVE BILLONES OCHOCIENTOS CINCUENTA Y CUATRO MIL QUINIENTOS CUARENTA Y SIETE MILLONES QUINIENTOS VEINTIUN MIL QUINIENTOS TREINTA Y CINCO PESOS MONEDA LEGAL ($199,854,547,521,535), según el detalle que se encuentra a continuación:

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**406,553,500,000**		**406,553,500,000**
C. PRESUPUESTO DE INVERSION			**78,548,594,278**		**78,548,594,278**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000		3,000,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	9,500,000,000		9,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,500,000,000		9,500,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	61,648,594,278		61,648,594,278
	1000	INTERSUBSECTORIAL GOBIERNO	61,648,594,278		61,648,594,278
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	3,400,000,000		3,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,400,000,000		3,400,000,000
TOTAL PRESUPUESTO SECCION			**485,102,094,278**		**485,102,094,278**
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**159,750,000,000**		**159,750,000,000**
C. PRESUPUESTO DE INVERSION			**118,094,870,333**		**118,094,870,333**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,488,000,000		2,488,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,488,000,000		2,488,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	6,365,250,000		6,365,250,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,365,250,000		6,365,250,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	74,762,870,333		74,762,870,333
	1000	INTERSUBSECTORIAL GOBIERNO	73,762,870,333		73,762,870,333
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	1,000,000,000		1,000,000,000
630		TRANSFERENCIAS	14,478,750,000		14,478,750,000
	1000	INTERSUBSECTORIAL GOBIERNO	14,478,750,000		14,478,750,000
650		CAPITALIZACIONES	20,000,000,000		20,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	20,000,000,000		20,000,000,000
TOTAL PRESUPUESTO SECCION			**277,844,870,333**		**277,844,870,333**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 0209

AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**23,726,000,000**		**23,726,000,000**
C. PRESUPUESTO DE INVERSION			**11,322,047,744**	**13,309,000,000**	**24,631,047,744**
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,322,047,744	13,309,000,000	24,631,047,744
	1000	INTERSUBSECTORIAL GOBIERNO	11,322,047,744	13,309,000,000	24,631,047,744
TOTAL PRESUPUESTO SECCION			**35,048,047,744**	**13,309,000,000**	**48,357,047,744**

SECCION: 0211

UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**105,523,000,000**		**105,523,000,000**
C. PRESUPUESTO DE INVERSION			**2,228,029,086**		**2,228,029,086**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	271,335,942		271,335,942
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	271,335,942		271,335,942
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,137,795,430		1,137,795,430
	1000	INTERSUBSECTORIAL GOBIERNO	1,137,795,430		1,137,795,430
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	818,897,714		818,897,714
	1000	INTERSUBSECTORIAL GOBIERNO	818,897,714		818,897,714
TOTAL PRESUPUESTO SECCION			**107,751,029,086**		**107,751,029,086**

SECCION: 0212

AGENCIA COLOMBIANA PARA LA REINTEGRACIÓN DE PERSONAS Y GRUPOS ALZADOS EN ARMAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**145,731,000,000**		**145,731,000,000**
C. PRESUPUESTO DE INVERSION			**3,098,000,000**		**3,098,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	3,098,000,000		3,098,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,098,000,000		3,098,000,000
TOTAL PRESUPUESTO SECCION			**148,829,000,000**		**148,829,000,000**

SECCION: 0301

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**76,958,000,000**		**76,958,000,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**266,603,100,800**		**266,603,100,800**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,800,000,000		5,800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,800,000,000		5,800,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,400,000,000		1,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,400,000,000		1,400,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	4,750,000,000		4,750,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,750,000,000		4,750,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	63,130,000,000		63,130,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	63,130,000,000		63,130,000,000
630		TRANSFERENCIAS	191,523,100,800		191,523,100,800
	1000	INTERSUBSECTORIAL GOBIERNO	191,523,100,800		191,523,100,800
TOTAL PRESUPUESTO SECCION			**343,561,100,800**		**343,561,100,800**

SECCION: 0303

UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,068,000,000**		**9,068,000,000**
C. PRESUPUESTO DE INVERSION			**7,000,000,000**	**8,220,000,000**	**15,220,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	7,000,000,000	8,220,000,000	15,220,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,000,000,000	8,220,000,000	15,220,000,000
TOTAL PRESUPUESTO SECCION			**16,068,000,000**	**8,220,000,000**	**24,288,000,000**

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**105,171,000,000**	**105,171,000,000**
C. PRESUPUESTO DE INVERSION				**17,020,000,000**	**17,020,000,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		7,500,000,000	7,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		7,500,000,000	7,500,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		9,520,000,000	9,520,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,520,000,000	9,520,000,000
TOTAL PRESUPUESTO SECCION				**122,191,000,000**	**122,191,000,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0325			
		FONDO NACIONAL DE REGALIAS EN LIQUIDACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,358,000,000**		**3,358,000,000**
C. PRESUPUESTO DE INVERSION			**389,087,000,000**		**389,087,000,000**
630		TRANSFERENCIAS	389,087,000,000		389,087,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	389,087,000,000		389,087,000,000
TOTAL PRESUPUESTO SECCION			**392,445,000,000**		**392,445,000,000**
		SECCION: 0401			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)			
A. PRESUPUESTO DE FUNCIONAMIENTO			**78,368,000,000**		**78,368,000,000**
C. PRESUPUESTO DE INVERSION			**293,561,146,839**		**293,561,146,839**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	290,061,146,839		290,061,146,839
	1003	PLANIFICACIÓN Y ESTADÍSTICA	290,061,146,839		290,061,146,839
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	3,000,000,000		3,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000		3,000,000,000
TOTAL PRESUPUESTO SECCION			**371,929,146,839**		**371,929,146,839**
		SECCION: 0402			
		FONDO ROTATORIO DEL DANE			
A. PRESUPUESTO DE FUNCIONAMIENTO			**22,000,000**	**3,154,000,000**	**3,176,000,000**
C. PRESUPUESTO DE INVERSION				**10,045,000,000**	**10,045,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		10,045,000,000	10,045,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,045,000,000	10,045,000,000
TOTAL PRESUPUESTO SECCION			**22,000,000**	**13,199,000,000**	**13,221,000,000**
		SECCION: 0403			
		INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC			
A. PRESUPUESTO DE FUNCIONAMIENTO			**50,162,000,000**	**4,134,000,000**	**54,296,000,000**
C. PRESUPUESTO DE INVERSION			**65,260,000,000**	**43,000,000,000**	**108,260,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	892,000,000	29,000,000	921,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	892,000,000	29,000,000	921,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,585,000,000	425,000,000	5,010,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,585,000,000	425,000,000	5,010,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	42,000,000	309,000,000	351,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	42,000,000	309,000,000	351,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	642,000,000	69,000,000	711,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	642,000,000	69,000,000	711,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,639,000,000	573,000,000	2,212,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,639,000,000	573,000,000	2,212,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	24,602,000,000	40,271,000,000	64,873,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	24,602,000,000	40,271,000,000	64,873,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACIÓN INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	32,858,000,000	1,324,000,000	34,182,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,317,000,000	1,232,000,000	2,549,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	31,541,000,000	92,000,000	31,633,000,000
TOTAL PRESUPUESTO SECCION			**115,422,000,000**	**47,134,000,000**	**162,556,000,000**

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**15,858,625,000**		**15,858,625,000**
C. PRESUPUESTO DE INVERSION			**5,041,140,000**		**5,041,140,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	652,708,000		652,708,000
	1000	INTERSUBSECTORIAL GOBIERNO	652,708,000		652,708,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,333,270,316		2,333,270,316
	1000	INTERSUBSECTORIAL GOBIERNO	2,333,270,316		2,333,270,316
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	2,055,161,684		2,055,161,684
	1000	INTERSUBSECTORIAL GOBIERNO	2,055,161,684		2,055,161,684
TOTAL PRESUPUESTO SECCION			**20,899,765,000**		**20,899,765,000**

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**66,391,669,000**	**66,391,669,000**
C. PRESUPUESTO DE INVERSION				**86,215,272,000**	**86,215,272,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		20,000,000,000	20,000,000,000
	705	EDUCACION SUPERIOR		20,000,000,000	20,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,000,000,000	4,000,000,000
	705	EDUCACION SUPERIOR		4,000,000,000	4,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		300,000,000	300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		300,000,000	300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,000,000,000	5,000,000,000
	705	EDUCACION SUPERIOR		5,000,000,000	5,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		24,400,000,000	24,400,000,000
	700	INTERSUBSECTORIAL EDUCACION		4,000,000,000	4,000,000,000
	705	EDUCACION SUPERIOR		10,000,000,000	10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,400,000,000	10,400,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		32,515,272,000	32,515,272,000
	705	EDUCACION SUPERIOR		23,000,000,000	23,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		9,515,272,000	9,515,272,000
TOTAL PRESUPUESTO SECCION				**152,606,941,000**	**152,606,941,000**

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**53,783,500,000**	**53,783,500,000**
C. PRESUPUESTO DE INVERSION			**246,600,000**		**246,600,000**
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	246,600,000		246,600,000
	101	DEFENSA Y SEGURIDAD INTERNA	246,600,000		246,600,000
TOTAL PRESUPUESTO SECCION			**246,600,000**	**53,783,500,000**	**54,030,100,000**

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**268,566,000,000**		**268,566,000,000**
TOTAL PRESUPUESTO SECCION			**268,566,000,000**		**268,566,000,000**

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**84,286,200,000**	**157,390,300,000**	**241,676,500,000**
C. PRESUPUESTO DE INVERSION			**28,525,000,000**	**10,781,700,000**	**39,306,700,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,000,000,000	2,153,360,000	10,153,360,000
	1002	RELACIONES EXTERIORES	8,000,000,000	2,153,360,000	10,153,360,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	3,000,000,000	1,025,000,000	4,025,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000	1,025,000,000	4,025,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	1,000,000,000		1,000,000,000
	1002	RELACIONES EXTERIORES	1,000,000,000		1,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	7,000,000,000	2,219,700,000	9,219,700,000
	1002	RELACIONES EXTERIORES	7,000,000,000	2,219,700,000	9,219,700,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO		408,640,000	408,640,000
	1002	RELACIONES EXTERIORES		408,640,000	408,640,000
670		APOYO	9,525,000,000	4,975,000,000	14,500,000,000
	1002	RELACIONES EXTERIORES	9,525,000,000	4,975,000,000	14,500,000,000
TOTAL PRESUPUESTO SECCION			**112,811,200,000**	**168,172,000,000**	**280,983,200,000**

SECCION: 1104

UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**65,707,000,000**	**11,360,000,000**	**77,067,000,000**
C. PRESUPUESTO DE INVERSION			**15,920,400,000**	**1,407,000,000**	**17,327,400,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,500,000,000		1,500,000,000
	1002	RELACIONES EXTERIORES	1,500,000,000		1,500,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	600,000,000		600,000,000
	1002	RELACIONES EXTERIORES	600,000,000		600,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	10,820,400,000	1,407,000,000	12,227,400,000
	1002	RELACIONES EXTERIORES	10,820,400,000	1,407,000,000	12,227,400,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	1,500,000,000		1,500,000,000
	1002	RELACIONES EXTERIORES	1,500,000,000		1,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,500,000,000		1,500,000,000
	1002	RELACIONES EXTERIORES	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			**81,627,400,000**	**12,767,000,000**	**94,394,400,000**

SECCION: 1201

MINISTERIO DE JUSTICIA Y DEL DERECHO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**66,168,868,193**		**66,168,868,193**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**29,120,971,780**		**29,120,971,780**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	5,500,000,000		5,500,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,500,000,000		2,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000		3,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	7,125,000,000		7,125,000,000
	800	INTERSUBSECTORIAL JUSTICIA	7,125,000,000		7,125,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,709,571,780		1,709,571,780
	800	INTERSUBSECTORIAL JUSTICIA	1,709,571,780		1,709,571,780
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	698,000,000		698,000,000
	800	INTERSUBSECTORIAL JUSTICIA	698,000,000		698,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	12,802,500,000		12,802,500,000
	800	INTERSUBSECTORIAL JUSTICIA	12,802,500,000		12,802,500,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	100,000,000		100,000,000
	800	INTERSUBSECTORIAL JUSTICIA	100,000,000		100,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,185,900,000		1,185,900,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,185,900,000		1,185,900,000
TOTAL PRESUPUESTO SECCION			**95,289,839,973**		**95,289,839,973**

SECCION: 1204

SUPERINTENDENCIA DE NOTARIADO Y REGISTRO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**352,945,941,521**	**352,945,941,521**
C. PRESUPUESTO DE INVERSION				**374,801,122,919**	**374,801,122,919**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		11,400,000,000	11,400,000,000
	800	INTERSUBSECTORIAL JUSTICIA		10,000,000,000	10,000,000,000
	803	ADMINISTRACION DE JUSTICIA		1,400,000,000	1,400,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		4,000,000,000	4,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA		4,000,000,000	4,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		48,363,996,839	48,363,996,839
	800	INTERSUBSECTORIAL JUSTICIA		48,363,996,839	48,363,996,839
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		22,000,000,000	22,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA		22,000,000,000	22,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		17,500,000,000	17,500,000,000
	800	INTERSUBSECTORIAL JUSTICIA		17,500,000,000	17,500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		8,800,000,000	8,800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,800,000,000	8,800,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,090,000,000	3,090,000,000
	800	INTERSUBSECTORIAL JUSTICIA		3,090,000,000	3,090,000,000
630		TRANSFERENCIAS		259,647,126,080	259,647,126,080
	803	ADMINISTRACION DE JUSTICIA		259,647,126,080	259,647,126,080
TOTAL PRESUPUESTO SECCION				**727,747,064,440**	**727,747,064,440**

SECCION: 1208

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**823,107,215,725**	**112,887,900,000**	**935,995,115,725**
C. PRESUPUESTO DE INVERSION			**3,000,000,000**		**3,000,000,000**
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	2,244,000,000		2,244,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	2,244,000,000		2,244,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	306,000,000		306,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	306,000,000		306,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	450,000,000		450,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	450,000,000		450,000,000
TOTAL PRESUPUESTO SECCION			**826,107,215,725**	**112,887,900,000**	**938,995,115,725**

SECCION: 1209

DIRECCIÓN NACIONAL DE ESTUPEFACIENTES EN LIQUIDACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**190,513,601,469**	**190,513,601,469**
C. PRESUPUESTO DE INVERSION				**5,757,569,396**	**5,757,569,396**
630		TRANSFERENCIAS		5,757,569,396	5,757,569,396
	1000	INTERSUBSECTORIAL GOBIERNO		5,757,569,396	5,757,569,396
TOTAL PRESUPUESTO SECCION				**196,271,170,865**	**196,271,170,865**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1210			
		UNIDAD ADMINISTRATIVA ESPECIAL AGENCIA NACIONAL DE DEFENSA JURIDICA DEL ESTADO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**37,692,760,461**		**37,692,760,461**
C. PRESUPUESTO DE INVERSION			**3,614,000,000**		**3,614,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	3,614,000,000		3,614,000,000
	800	INTERSUBSECTORIAL JUSTICIA	3,614,000,000		3,614,000,000
TOTAL PRESUPUESTO SECCION			**41,306,760,461**		**41,306,760,461**
		SECCION: 1211			
		UNIDAD DE SERVICIOS PENITENCIARIOS Y CARCELARIOS - SPC			
A. PRESUPUESTO DE FUNCIONAMIENTO			**433,427,916,725**		**433,427,916,725**
C. PRESUPUESTO DE INVERSION			**210,000,000,000**		**210,000,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	148,123,500,000		148,123,500,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	148,123,500,000		148,123,500,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50.000,000,000		50,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	50,000,000,000		50,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	4,450,000,000		4,450,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	4,450,000,000		4,450,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	7,000,000,000		7,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	7,000,000,000		7,000,000,000
670		APOYO	426,500,000		426,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	426,500,000		426,500,000
TOTAL PRESUPUESTO SECCION			**643,427,916,725**		**643,427,916,725**
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**15,756,434,147,245**		**15,756,434,147,245**
C. PRESUPUESTO DE INVERSION			**2,345,048,855,305**		**2,345,048,855,305**
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	19,826,100,513		19,826,100,513
	1000	INTERSUBSECTORIAL GOBIERNO	19,826,100,513		19,826,100,513
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,005,000,000		1,005,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,005,000,000		1,005,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	9,998,839,510		9,998,839,510
	1000	INTERSUBSECTORIAL GOBIERNO	9,998,839,510		9,998,839,510
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,499,291,000		6,499,291,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,499,291,000		6,499,291,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	2,360,077,687		2,360,077,687
	1000	INTERSUBSECTORIAL GOBIERNO	2,360,077,687		2,360,077,687
630		TRANSFERENCIAS	2,304,959,546,595		2,304,959,546,595
	600	INTERSUBSECTORIAL TRANSPORTE	698,666,185,334		698,666,185,334
	1000	INTERSUBSECTORIAL GOBIERNO	1,606,293,361,261		1,606,293,361,261
TOTAL PRESUPUESTO SECCION			**18,101,483,002,550**		**18,101,483,002,550**

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**11,589,000,000**		**11,589,000,000**
C. PRESUPUESTO DE INVERSION			**7,000,770,168**		**7,000,770,168**
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	3,200,000,000		3,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,200,000,000		3,200,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	1,480,000,000		1,480,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,480,000,000		1,480,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,831,000,000		1,831,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,831,000,000		1,831,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	489,770,168		489,770,168
	1000	INTERSUBSECTORIAL GOBIERNO	489,770,168		489,770,168
TOTAL PRESUPUESTO SECCION			**18,589,770,168**		**18,589,770,168**

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**13,258,000,000**	**13,258,000,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				**4,696,000,000**	**4,696,000,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		903,000,000	903,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		903,000,000	903,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		125,000,000	125,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		125,000,000	125,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		3,668,000,000	3,668,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,039,000,000	1,039,000,000
	1700	INTERSUBSECTORIAL ECONOMÍA SOLIDARIA		2,629,000,000	2,629,000,000
TOTAL PRESUPUESTO SECCION				**17,954,000,000**	**17,954,000,000**

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**984,978,000,000**	**17,017,000,000**	**1,001,995,000,000**
C. PRESUPUESTO DE INVERSION			**236,664,616,359**		**236,664,616,359**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,000,000,000		5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	14,000,000,000		14,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	14,000,000,000		14,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	217,664,616,359		217,664,616,359
	1000	INTERSUBSECTORIAL GOBIERNO	217,664,616,359		217,664,616,359
TOTAL PRESUPUESTO SECCION			**1,221,642,616,359**	**17,017,000,000**	**1,238,659,616,359**

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**7,585,000,000**		**7,585,000,000**
TOTAL PRESUPUESTO SECCION			**7,585,000,000**		**7,585,000,000**

SECCION: 1313

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**176,797,000,000**	**176,797,000,000**
C. PRESUPUESTO DE INVERSION				**18,708,562,500**	**18,708,562,500**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,649,890,000	1,649,890,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,649,890,000	1,649,890,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		15,916,563,000	15,916,563,000
	1000	INTERSUBSECTORIAL GOBIERNO		15,916,563,000	15,916,563,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		537,521,500	537,521,500
	1000	INTERSUBSECTORIAL GOBIERNO		537,521,500	537,521,500
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		500,000,000	500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		500,000,000	500,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		52,537,000	52,537,000
	1000	INTERSUBSECTORIAL GOBIERNO		52,537,000	52,537,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		52,051,000	52,051,000
	1000	INTERSUBSECTORIAL GOBIERNO		52,051,000	52,051,000
TOTAL PRESUPUESTO SECCION				**195,505,562,500**	**195,505,562,500**

SECCION: 1314

UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL - UGPPP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**152,250,000,000**		**152,250,000,000**
C. PRESUPUESTO DE INVERSION			**7,450,000,000**		**7,450,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	6,950,000,000		6,950,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,950,000,000		6,950,000,000
TOTAL PRESUPUESTO SECCION			**159,700,000,000**		**159,700,000,000**

SECCION: 1315

FONDO ADAPTACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**25,601,000,000**		**25,601,000,000**
C. PRESUPUESTO DE INVERSION			**1,000,000,000,000**		**1,000,000,000,000**
630		TRANSFERENCIAS	1,000,000,000,000		1,000,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000,000		1,000,000,000,000
TOTAL PRESUPUESTO SECCION			**1,025,601,000,000**		**1,025,601,000,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	**42,270,051,529,146**		**42,270,051,529,146**
		TOTAL PRESUPUESTO SECCION	**42,270,051,529,146**		**42,270,051,529,146**
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	**11,191,481,800,000**		**11,191,481,800,000**
		C. PRESUPUESTO DE INVERSION	**1,885,241,240,000**		**1,885,241,240,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	292,237,346,972		292,237,346,972
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	199,215,979,780		199,215,979,780
	101	DEFENSA Y SEGURIDAD INTERNA	12,270,717,192		12,270,717,192
	104	DEFENSA NACIONAL	6,370,650,000		6,370,650,000
	300	INTERSUBSECTORIAL SALUD	18,480,000,000		18,480,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	16,680,000,000		16,680,000,000
	607	TRANSPORTE MARITIMO	17,290,000,000		17,290,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	21,930,000,000		21,930,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,493,384,030		8,493,384,030
	101	DEFENSA Y SEGURIDAD INTERNA	5,993,384,030		5,993,384,030
	104	DEFENSA NACIONAL	2,500,000,000		2,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	19,806,000,000		19,806,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,000,000,000		3,000,000,000
	104	DEFENSA NACIONAL	16,806,000,000		16,806,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	38,462,000,000		38,462,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	38,462,000,000		38,462,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	464,132,167,455		464,132,167,455
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	464,132,167,455		464,132,167,455
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	195,061,660,620		195,061,660,620
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	96,589,520,220		96,589,520,220
	101	DEFENSA Y SEGURIDAD INTERNA	98,472,140,400		98,472,140,400
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	730,757,440,923		730,757,440,923
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	560,671,836,663		560,671,836,663

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	104	DEFENSA NACIONAL	148,523,604,260		148,523,604,260
	300	INTERSUBSECTORIAL SALUD	21,562,000,000		21,562,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,723,000,000		1,723,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,723,000,000		1,723,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	7,011,000,000		7,011,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,100,000,000		2,100,000,000
	104	DEFENSA NACIONAL	4,911,000,000		4,911,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	18,483,000,000		18,483,000,000
	104	DEFENSA NACIONAL	18,483,000,000		18,483,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	9,800,000,000		9,800,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	9,800,000,000		9,800,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	92,374,240,000		92,374,240,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,000,000,000		3,000,000,000
	104	DEFENSA NACIONAL	1,600,000,000		1,600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	87,774,240,000		87,774,240,000
630		TRANSFERENCIAS	3,900,000,000		3,900,000,000
	104	DEFENSA NACIONAL	3,900,000,000		3,900,000,000
650		CAPITALIZACIONES	3,000,000,000		3,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000		3,000,000,000
TOTAL PRESUPUESTO SECCION			**13,076,723,040,000**		**13,076,723,040,000**

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,877,274,000,000**	**176,327,000,000**	**2,053,601,000,000**
C. PRESUPUESTO DE INVERSION				**7,928,500,000**	**7,928,500,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,328,500,000	5,328,500,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,328,500,000	5,328,500,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,600,000,000	2,600,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,600,000,000	2,600,000,000
TOTAL PRESUPUESTO SECCION			**1,877,274,000,000**	**184,255,500,000**	**2,061,529,500,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**27,000,000,000**	**27,000,000,000**
C. PRESUPUESTO DE INVERSION			**32,100,000,000**	**15,847,000,000**	**47,947,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	32,100,000,000	8,447,000,000	40,547,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	32,100,000,000	8,370,000,000	40,470,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL		77,000,000	77,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,400,000,000	7,400,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL		7,400,000,000	7,400,000,000
TOTAL PRESUPUESTO SECCION			**32,100,000,000**	**42,847,000,000**	**74,947,000,000**

SECCION: 1508

DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**24,922,000,000**	**1,650,000,000**	**26,572,000,000**
C. PRESUPUESTO DE INVERSION			**617,000,000**	**800,000,000**	**1,417,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	553,038,327	800,000,000	1,353,038,327
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	553,038,327	800,000,000	1,353,038,327
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	63,961,673		63,961,673
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	63,961,673		63,961,673
TOTAL PRESUPUESTO SECCION			**25,539,000,000**	**2,450,000,000**	**27,989,000,000**

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**39,180,000,000**	**39,180,000,000**
C. PRESUPUESTO DE INVERSION				**1,500,000,000**	**1,500,000,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION				**40,680,000,000**	**40,680,000,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1511			
		CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,099,353,000,000**	**198,668,000,000**	**2,298,021,000,000**
TOTAL PRESUPUESTO SECCION			**2,099,353,000,000**	**198,668,000,000**	**2,298,021,000,000**
		SECCION: 1512			
		FONDO ROTATORIO DE LA POLICIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				**388,436,000,000**	**388,436,000,000**
C. PRESUPUESTO DE INVERSION				**8,470,000,000**	**8,470,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,238,279,165	1,238,279,165
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL		1,238,279,165	1,238,279,165
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		3,441,721,558	3,441,721,558
	300	INTERSUBSECTORIAL SALUD		3,441,721,558	3,441,721,558
420		ESTUDIOS DE PREINVERSION		3,789,999,277	3,789,999,277
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,789,999,277	3,789,999,277
TOTAL PRESUPUESTO SECCION				**396,906,000,000**	**396,906,000,000**
		SECCION: 1516			
		SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA			
A. PRESUPUESTO DE FUNCIONAMIENTO				**13,275,000,000**	**13,275,000,000**
C. PRESUPUESTO DE INVERSION				**800,000,000**	**800,000,000**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		800,000,000	800,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		800,000,000	800,000,000
TOTAL PRESUPUESTO SECCION				**14,075,000,000**	**14,075,000,000**
		SECCION: 1519			
		HOSPITAL MILITAR			
A. PRESUPUESTO DE FUNCIONAMIENTO			**16,868,000,000**	**257,043,000,000**	**273,911,000,000**
C. PRESUPUESTO DE INVERSION			**500,000,000**	**8,573,900,000**	**9,073,900,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		4,530,000,000	4,530,000,000
	104	DEFENSA NACIONAL		4,530,000,000	4,530,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		2,400,000,000	2,400,000,000
	300	INTERSUBSECTORIAL SALUD		2,400,000,000	2,400,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	500,000,000	1,643,900,000	2,143,900,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	500,000,000	1,643,900,000	2,143,900,000
TOTAL PRESUPUESTO SECCION			**17,368,000,000**	**265,616,900,000**	**282,984,900,000**

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**1,004,374,800,000**	**1,004,374,800,000**
C. PRESUPUESTO DE INVERSION				**12,572,200,000**	**12,572,200,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		4,161,200,000	4,161,200,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		4,161,200,000	4,161,200,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		8,411,000,000	8,411,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		8,411,000,000	8,411,000,000
TOTAL PRESUPUESTO SECCION				**1,016,947,000,000**	**1,016,947,000,000**

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**7,610,161,000,000**		**7,610,161,000,000**
C. PRESUPUESTO DE INVERSION			**379,797,000,000**		**379,797,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	165,514,531,709		165,514,531,709
	104	DEFENSA NACIONAL	165,514,531,709		165,514,531,709
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,000,000,000		4,000,000,000
	104	DEFENSA NACIONAL	4,000,000,000		4,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	104	DEFENSA NACIONAL	3,000,000,000		3,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	44,626,370,636		44,626,370,636
	101	DEFENSA Y SEGURIDAD INTERNA	44,626,370,636		44,626,370,636
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	158,606,097,655		158,606,097,655
	104	DEFENSA NACIONAL	126,417,097,655		126,417,097,655
	300	INTERSUBSECTORIAL SALUD	32,189,000,000		32,189,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,050,000,000		4,050,000,000
	104	DEFENSA NACIONAL	4,050,000,000		4,050,000,000
TOTAL PRESUPUESTO SECCION			7,989,958,000,000		7,989,958,000,000

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**195,369,000,000**		**195,369,000,000**
C. PRESUPUESTO DE INVERSION			**897,074,696,521**		**897,074,696,521**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,176,622,751		2,176,622,751
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,176,622,751		2,176,622,751
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,409,281,552		4,409,281,552
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,409,281,552		4,409,281,552
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	68,347,941,414		68,347,941,414
	1100	INTERSUBSECTORIAL AGROPECUARIO	68,347,941,414		68,347,941,414
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	14,884,584,391		14,884,584,391
	1100	INTERSUBSECTORIAL AGROPECUARIO	14,884,584,391		14,884,584,391
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	38,812,991,359		38,812,991,359
	1100	INTERSUBSECTORIAL AGROPECUARIO	38,812,991,359		38,812,991,359
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	18,342,000,000		18,342,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	18,342,000,000		18,342,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	358,681,327,095		358,681,327,095
	1100	INTERSUBSECTORIAL AGROPECUARIO	299,188,098,735		299,188,098,735
	1104	PESCA Y ACUICULTURA	2,064,126,678		2,064,126,678
	1106	COMERCIALIZACION	57,429,101,682		57,429,101,682
610		CREDITOS	807,412,033		807,412,033
	1100	INTERSUBSECTORIAL AGROPECUARIO	807,412,033		807,412,033
620		SUBSIDIOS	349,948,603,278		349,948,603,278
	1100	INTERSUBSECTORIAL AGROPECUARIO	69,948,603,278		69,948,603,278
	1401	SOLUCIONES DE VIVIENDA RURAL	280,000,000,000		280,000,000,000
630		TRANSFERENCIAS	4,206,173,944		4,206,173,944
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,206,173,944		4,206,173,944
670		APOYO	36,457,758,704		36,457,758,704
	1100	INTERSUBSECTORIAL AGROPECUARIO	36,457,758,704		36,457,758,704

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			**1,092,443,696,521**		**1,092,443,696,521**

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**98,607,649,402**	**10,583,300,000**	**109,190,949,402**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**207,708,323**		**207,708,323**
C. PRESUPUESTO DE INVERSION			**71,617,168,288**	**59,950,000,000**	**131,567,168,288**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,917,220,000		4,917,220,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,917,220,000		4,917,220,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	66,699,948,288	59,950,000,000	126,649,948,288
	1108	SANIDAD AGROPECUARIA	66,699,948,288	59,950,000,000	126,649,948,288
TOTAL PRESUPUESTO SECCION			**170,432,526,013**	**70,533,300,000**	**240,965,826,013**

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**48,280,700,000**	**5,535,197,000**	**53,815,897,000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**48,408,974**		**48,408,974**
C. PRESUPUESTO DE INVERSION			**167,470,696,902**	**23,522,999,999**	**190,993,696,901**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,445,000,000	6,437,999,999	26,882,999,999
	1101	PRODUCCION Y APROVECHAMIENTO AGRÍCOLA	20,445,000,000	6,437,999,999	26,882,999,999
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	67,147,000,000	1,452,000,000	68,599,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	39,076,000,000		39,076,000,000
	1107	TIERRAS	28,071,000,000	1,452,000,000	29,523,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,762,000,000	3,000,000,000	8,762,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRÍCOLA	5,762,000,000	3,000,000,000	8,762,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	7,243,000,000	12,633,000,000	19,876,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	7,243,000,000	12,633,000,000	19,876,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	17,449,696,902		17,449,696,902
	1000	INTERSUBSECTORIAL GOBIERNO	6,228,000,000		6,228,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	7,969,696,902		7,969,696,902
	1107	TIERRAS	3,252,000,000		3,252,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	3,456,000,000		3,456,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,456,000,000		3,456,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
620		SUBSIDIOS	45,968,000,000		45,968,000,000
	1104	PESCA Y ACUICULTURA	3,903,000,000		3,903,000,000
	1107	TIERRAS	42,065,000,000		42,065,000,000
TOTAL PRESUPUESTO SECCION			**215,799,805,876**	**29,058,196,999**	**244,858,002,875**

SECCION: 1715

AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,673,900,000**	**514,100,000**	**10,188,000,000**
C. PRESUPUESTO DE INVERSION			**6,274,000,000**	**2,707,000,000**	**8,981,000,000**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,600,000,000		2,600,000,000
	1104	PESCA Y ACUICULTURA	2,600,000,000		2,600,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	3,674,000,000	2,707,000,000	6,381,000,000
	1104	PESCA Y ACUICULTURA	3,674,000,000	2,707,000,000	6,381,000,000
TOTAL PRESUPUESTO SECCION			**15,947,900,000**	**3,221,100,000**	**19,169,000,000**

SECCION: 1716

UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN DE RESTITUCIÓN DE TIERRAS DESPOJADAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**50,980,977,000**		**50,980,977,000**
C. PRESUPUESTO DE INVERSION			**168,160,000,000**		**168,160,000,000**
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	16,268,589,803		16,268,589,803
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,268,589,803		16,268,589,803
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	151,891,410,197		151,891,410,197
	1100	INTERSUBSECTORIAL AGROPECUARIO	151,891,410,197		151,891,410,197
TOTAL PRESUPUESTO SECCION			**219,140,977,000**		**219,140,977,000**

SECCION: 1901

MINISTERIO DE SALUD Y PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**7,282,817,921,741**		**7,282,817,921,741**
C. PRESUPUESTO DE INVERSION			**3,891,228,843,000**		**3,891,228,843,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,580,000,000		1,580,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	1,580,000,000		1,580,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000		500,000,000
	300	INTERSUBSECTORIAL SALUD	500,000,000		500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	15,000,000,000		15,000,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	15,000,000,000		15,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	29,750,000,000		29,750,000,000
	300	INTERSUBSECTORIAL SALUD	28,850,000,000		28,850,000,000
	705	EDUCACION SUPERIOR	900,000,000		900,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	253,980,180,700		253,980,180,700
	300	INTERSUBSECTORIAL SALUD	7,180,180,700		7,180,180,700
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD	246,800,000,000		246,800,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	12,562,000,000		12,562,000,000
	300	INTERSUBSECTORIAL SALUD	6,042,000,000		6,042,000,000
	305	ASEGURAMIENTO EN SALUD	4,400,000,000		4,400,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	2,120,000,000		2,120,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	32,299,664,300		32,299,664,300
	300	INTERSUBSECTORIAL SALUD	32,299,664,300		32,299,664,300
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,200,000,000		1,200,000,000
	300	INTERSUBSECTORIAL SALUD	1,200,000,000		1,200,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	300	INTERSUBSECTORIAL SALUD	1,000,000,000		1,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	355,998,000		355,998,000
	1000	INTERSUBSECTORIAL GOBIERNO	355,998,000		355,998,000
630		TRANSFERENCIAS	3,533,501,000,000		3,533,501,000,000
	304	SERVICIOS INTEGRALES DE SALUD	214,000,000,000		214,000,000,000
	305	ASEGURAMIENTO EN SALUD	3,296,501,000,000		3,296,501,000,000
	306	PRESTACIÓN DE SERVICIOS EN SALUD	17,000,000,000		17,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	6,000,000,000		6,000,000,000
670		APOYO	9,500,000,000		9,500,000,000
	300	INTERSUBSECTORIAL SALUD	9,500,000,000		9,500,000,000
TOTAL PRESUPUESTO SECCION			**11,174,046,764,741**		**11,174,046,764,741**

SECCION: 1903

INSTITUTO NACIONAL DE SALUD (INS)

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**28,410,000,000**	**2,152,260,000**	**30,562,260,000**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**23,992,000,000**	**1,838,464,000**	**25,830,464,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,800,736,000		2,800,736,000
	300	INTERSUBSECTORIAL SALUD	2,800,736,000		2,800,736,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	4,966,000,000	400,000,000	5,366,000,000
	300	INTERSUBSECTORIAL SALUD	1,324,000,000	400,000,000	1,724,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	3,642,000,000		3,642,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	1,404,000,000	431,639,000	1,835,639,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,404,000,000	431,639,000	1,835,639,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	7,000,000,000	119,964,000	7,119,964,000
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD	7,000,000,000	119,964,000	7,119,964,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,955,000,000	749,125,000	2,704,125,000
	300	INTERSUBSECTORIAL SALUD	1,955,000,000	749,125,000	2,704,125,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	5,866,264,000	137,736,000	6,004,000,000
	300	INTERSUBSECTORIAL SALUD	5,866,264,000	137,736,000	6,004,000,000
TOTAL PRESUPUESTO SECCION			**52,402,000,000**	**3,990,724,000**	**56,392,724,000**

SECCION: 1910

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**27,491,400,000**	**58,719,930,000**	**86,211,330,000**
C. PRESUPUESTO DE INVERSION			**2,630,000,000**	**45,884,100,000**	**48,514,100,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		12,763,100,000	12,763,100,000
	300	INTERSUBSECTORIAL SALUD		12,763,100,000	12,763,100,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		3,900,000,000	3,900,000,000
	300	INTERSUBSECTORIAL SALUD		3,900,000,000	3,900,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		22,500,000,000	22,500,000,000
	300	INTERSUBSECTORIAL SALUD		22,500,000,000	22,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		669,500,000	669,500,000
	300	INTERSUBSECTORIAL SALUD		669,500,000	669,500,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	2,630,000,000	6,051,500,000	8,681,500,000
	300	INTERSUBSECTORIAL SALUD	2,630,000,000	6,051,500,000	8,681,500,000
TOTAL PRESUPUESTO SECCION			**30,121,400,000**	**104,604,030,000**	**134,725,430,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1912			
		INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA			
A. PRESUPUESTO DE FUNCIONAMIENTO				**99,250,700,000**	**99,250,700,000**
C. PRESUPUESTO DE INVERSION				**58,351,000,000**	**58,351,000,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		22,000,000,000	22,000,000,000
	307	VIGILANCIA EN SALUD		22,000,000,000	22,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		7,200,000,000	7,200,000,000
	307	VIGILANCIA EN SALUD		7,200,000,000	7,200,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		3,740,000,000	3,740,000,000
	300	INTERSUBSECTORIAL SALUD		3,740,000,000	3,740,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		3,250,000,000	3,250,000,000
	307	VIGILANCIA EN SALUD		3,250,000,000	3,250,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		642,690,315	642,690,315
	300	INTERSUBSECTORIAL SALUD		642,690,315	642,690,315
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		9,093,151,485	9,093,151,485
	305	ASEGURAMIENTO EN SALUD		9,093,151,485	9,093,151,485
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		12,425,158,200	12,425,158,200
	301	PREVENCIÓN Y PROMOCIÓN EN SALUD		12,425,158,200	12,425,158,200
TOTAL PRESUPUESTO SECCION				**157,601,700,000**	**157,601,700,000**
		SECCION: 1913			
		FONDO DE PREVISION SOCIAL DEL CONGRESO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**147,924,226,000**	**173,565,650,000**	**321,489,876,000**
C. PRESUPUESTO DE INVERSION				**218,600,000**	**218,600,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		218,600,000	218,600,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		218,600,000	218,600,000
TOTAL PRESUPUESTO SECCION			**147,924,226,000**	**173,784,250,000**	**321,708,476,000**
		SECCION: 1914			
		FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**359,685,200,000**	**84,632,270,000**	**444,317,470,000**
TOTAL PRESUPUESTO SECCION			**359,685,200,000**	**84,632,270,000**	**444,317,470,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2101			
		MINISTERIO DE MINAS Y ENERGIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**81,970,473,000**		**81,970,473,000**
C. PRESUPUESTO DE INVERSION			**2,247,544,940,000**		**2,247,544,940,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,333,000,000		1,333,000,000
	507	TRANSMISIÓN Y DISTRIBUCIÓN DE ENERGÍA	1,333,000,000		1,333,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,150,000,000		1,150,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,150,000,000		1,150,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	3,360,000,000		3,360,000,000
	500	INTERSUBSECTORIAL ENERGÍA	3,360,000,000		3,360,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	29,798,940,000		29,798,940,000
	501	GENERACION ELECTRICA	300,000,000		300,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES	4,000,000,000		4,000,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	218,940,000		218,940,000
	1800	INTERSUBSECTORIAL MINERÍA	19,780,000,000		19,780,000,000
	1801	MINERÍA NO ENERGÉTICA	5,500,000,000		5,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	5,500,000,000		5,500,000,000
	500	INTERSUBSECTORIAL ENERGIA	4,000,000,000		4,000,000,000
	1800	INTERSUBSECTORIAL MINERÍA	1,500,000,000		1,500,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	5,000,000,000		5,000,000,000
	1801	MINERÍA NO ENERGÉTICA	5,000,000,000		5,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	600,000,000		600,000,000
	507	TRANSMISIÓN Y DISTRIBUCIÓN DE ENERGÍA	600,000,000		600,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	23,544,221,250		23,544,221,250
	500	INTERSUBSECTORIAL ENERGIA	13,444,221,250		13,444,221,250
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	10,100,000,000		10,100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,500,000,000		2,500,000,000
	1800	INTERSUBSECTORIAL MINERÍA	2,500,000,000		2,500,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	250,000,000		250,000,000
	1801	MINERÍA NO ENERGÉTICA	250,000,000		250,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
620		SUBSIDIOS	1,684,508,778,750		1,684,508,778,750
	500	INTERSUBSECTORIAL ENERGIA	1,644,508,778,750		1,644,508,778,750
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES	40,000,000,000		40,000,000,000
630		TRANSFERENCIAS	490,000,000,000		490,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	490,000,000,000		490,000,000,000
TOTAL PRESUPUESTO SECCION			**2,329,515,413,000**		**2,329,515,413,000**

SECCION: 2103

SERVICIO GEOLÓGICO COLOMBIANO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**13,079,302,000**	**28,490,423,000**	**41,569,725,000**
C. PRESUPUESTO DE INVERSION			**33,000,000,000**		**33,000,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,850,000,000		3,850,000,000
	500	INTERSUBSECTORIAL ENERGIA	3,850,000,000		3,850,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	2,500,000,000		2,500,000,000
	1801	MINERÍA NO ENERGÉTICA	2,500,000,000		2,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	26,650,000,000		26,650,000,000
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	1,600,000,000		1,600,000,000
	1801	MINERÍA NO ENERGÉTICA	25,050,000,000		25,050,000,000
TOTAL PRESUPUESTO SECCION			**46,079,302,000**	**28,490,423,000**	**74,569,725,000**

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**12,655,313,000**	**12,655,313,000**
C. PRESUPUESTO DE INVERSION				**24,125,000,000**	**24,125,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		3,450,000,000	3,450,000,000
	500	INTERSUBSECTORIAL ENERGIA		3,450,000,000	3,450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,545,000,000	6,545,000,000
	1801	MINERÍA NO ENERGÉTICA		6,545,000,000	6,545,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		14,130,000,000	14,130,000,000
	500	INTERSUBSECTORIAL ENERGIA		9,495,000,000	9,495,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		4,635,000,000	4,635,000,000
TOTAL PRESUPUESTO SECCION				**36,780,313,000**	**36,780,313,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**14,859,213,000**	**4,965,352,000**	**19,824,565,000**
C. PRESUPUESTO DE INVERSION			**22,000,000,000**	**4,581,400,000**	**26,581,400,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	10,034,888,281	4,581,400,000	14,616,288,281
	500	INTERSUBSECTORIAL ENERGIA	10,034,888,281	4,581,400,000	14,616,288,281
670		APOYO	11,965,111,719		11,965,111,719
	500	INTERSUBSECTORIAL ENERGÍA	11,965,111,719		11,965,111,719
TOTAL PRESUPUESTO SECCION			**36,859,213,000**	**9,546,752,000**	**46,405,965,000**

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**258,044,294,000**	**258,044,294,000**
C. PRESUPUESTO DE INVERSION				**284,536,000,000**	**284,536,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		6,000,000,000	6,000,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		6,000,000,000	6,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		7,800,000,000	7,800,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		7,800,000,000	7,800,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		265,888,000,000	265,888,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		265,888,000,000	265,888,000,000
460		FORMACIÓN DE CAPITAL HUMANO PARA LA INVESTIGACIÓN Y DESARROLLO		4,848,000,000	4,848,000,000
	506	RECURSOS NATURALES ENERGÉTICOS NO RENOVABLES		4,848,000,000	4,848,000,000
TOTAL PRESUPUESTO SECCION				**542,580,294,000**	**542,580,294,000**

SECCION: 2112

AGENCIA NACIONAL DE MINERÍA - ANM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**72,592,052,000**	**72,592,052,000**
C. PRESUPUESTO DE INVERSION				**20,968,300,000**	**20,968,300,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		4,845,510,360	4,845,510,360
	1801	MINERÍA NO ENERGÉTICA		4,845,510,360	4,845,510,360
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		553,613,000	553,613,000
	1801	MINERÍA NO ENERGÉTICA		553,613,000	553,613,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		5,940,000,000	5,940,000,000
	1801	MINERÍA NO ENERGÉTICA		5,940,000,000	5,940,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		7,679,595,000	7,679,595,000
	1801	MINERÍA NO ENERGÉTICA		7,679,595,000	7,679,595,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		1,275,581,640	1,275,581,640
	1800	INTERSUBSECTORIAL MINERÍA		1,275,581,640	1,275,581,640
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		674,000,000	674,000,000
	1801	MINERÍA NO ENERGÉTICA		674,000,000	674,000,000
TOTAL PRESUPUESTO SECCION				**93,560,352,000**	**93,560,352,000**

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**25,018,686,027,001**		**25,018,686,027,001**
C. PRESUPUESTO DE INVERSION			**1,913,581,905,577**		**1,913,581,905,577**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	13,668,000,000		13,668,000,000
	700	INTERSUBSECTORIAL EDUCACION	11,668,000,000		11,668,000,000
	705	EDUCACION SUPERIOR	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	188,637,000,000		188,637,000,000
	710	EDUCACION PREESCOLAR, BASICA Y MEDIA	188,637,000,000		188,637,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	268,539,102,954		268,539,102,954
	700	INTERSUBSECTORIAL EDUCACION	201,540,943,156		201,540,943,156
	705	EDUCACION SUPERIOR	45,501,750,152		45,501,750,152
	710	EDUCACION PREESCOLAR, BASICA Y MEDIA	21,496,409,646		21,496,409,646
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	12,739,802,623		12,739,802,623
	700	INTERSUBSECTORIAL EDUCACION	12,739,802,623		12,739,802,623
620		SUBSIDIOS	111,290,626,023		111,290,626,023
	705	EDUCACION SUPERIOR	111,290,626,023		111,290,626,023
630		TRANSFERENCIAS	1,193,080,373,977		1,193,080,373,977
	705	EDUCACION SUPERIOR	436,600,373,977		436,600,373,977
	710	EDUCACION PREESCOLAR, BASICA Y MEDIA	756,480,000,000		756,480,000,000
640		INVERSIONES Y APORTES FINANCIEROS	115,627,000,000		115,627,000,000
	705	EDUCACION SUPERIOR	115,627,000,000		115,627,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
670		APOYO	10,000,000,000		10,000,000,000
	710	EDUCACION PREESCOLAR, BASICA Y MEDIA	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION			**26,932,267,932,578**		**26,932,267,932,578**

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,696,772,907**	**60,461,000**	**3,757,233,907**
C. PRESUPUESTO DE INVERSION			**991,240,000**	**302,939,000**	**1,294,179,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	50,000,000		50,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	521,000,000	152,939,000	673,939,000
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	521,000,000	152,939,000	673,939,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	250,240,000	150,000,000	400,240,000
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	250,240,000	150,000,000	400,240,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	170,000,000		170,000,000
	700	INTERSUBSECTORIAL EDUCACION	170,000,000		170,000,000
TOTAL PRESUPUESTO SECCION			**4,688,012,907**	**363,400,000**	**5,051,412,907**

SECCION: 2210

INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,770,183,279**	**170,619,768**	**3,940,803,047**
C. PRESUPUESTO DE INVERSION			**956,000,000**	**564,004,000**	**1,520,004,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	145,000,000	150,000,000	295,000,000
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	145,000,000	150,000,000	295,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	811,000,000	414,004,000	1,225,004,000
	1506	ATENCION A POBLACIONES CON DISCAPACIDAD	811,000,000	414,004,000	1,225,004,000
TOTAL PRESUPUESTO SECCION			**4,726,183,279**	**734,623,768**	**5,460,807,047**

SECCION: 2234

INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,502,803,793**	**5,566,951,559**	**15,069,755,352**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**700,000,000**	**3,080,714,101**	**3,780,714,101**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	700,000,000	1,180,714,101	1,880,714,101
	700	INTERSUBSECTORIAL EDUCACION	700,000,000	1,180,714,101	1,880,714,101
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		1,100,000,000	1,100,000,000
	700	INTERSUBSECTORIAL EDUCACION		1,100,000,000	1,100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		300,000,000	300,000,000
	700	INTERSUBSECTORIAL EDUCACION		300,000,000	300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		500,000,000	500,000,000
	705	EDUCACION SUPERIOR		500,000,000	500,000,000
TOTAL PRESUPUESTO SECCION			**10,202,803,793**	**8,647,665,660**	**18,850,469,453**

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,242,293,424**	**465,691,923**	**2,707,985,347**
C. PRESUPUESTO DE INVERSION			**670,000,000**	**398,308,077**	**1,068,308,077**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	196,000,000	75,000,000	271,000,000
	705	EDUCACION SUPERIOR	196,000,000	75,000,000	271,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	84,000,000	76,000,000	160,000,000
	705	EDUCACION SUPERIOR	84,000,000	76,000,000	160,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	255,000,000	155,000,000	410,000,000
	705	EDUCACION SUPERIOR	255,000,000	155,000,000	410,000,000
460		FORMACIÓN DE CAPITAL HUMANO PARA LA INVESTIGACIÓN Y DESARROLLO	38,000,000	32,308,077	70,308,077
	705	EDUCACION SUPERIOR	38,000,000	32,308,077	70,308,077
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	97,000,000	60,000,000	157,000,000
	705	EDUCACION SUPERIOR	97,000,000	60,000,000	157,000,000
TOTAL PRESUPUESTO SECCION			**2,912,293,424**	**864,000,000**	**3,776,293,424**

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,449,468,267**	**1,039,315,804**	**3,488,784,071**

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				**1,749,265,172**	**1,749,265,172**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		1,631,265,172	1,631,265,172
	705	EDUCACION SUPERIOR		1,631,265,172	1,631,265,172
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		118,000,000	118,000,000
	705	EDUCACION SUPERIOR		118,000,000	118,000,000
TOTAL PRESUPUESTO SECCION			**2,449,468,267**	**2,788,580,976**	**5,238,049,243**

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**6,172,931,581**	**3,639,537,000**	**9,812,468,581**
C. PRESUPUESTO DE INVERSION			**257,000,000**	**262,563,000**	**519,563,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	242,205,900	167,794,100	410,000,000
	700	INTERSUBSECTORIAL EDUCACION	242,205,900	167,794,100	410,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	14,794,100	94,768,900	109,563,000
	705	EDUCACION SUPERIOR	14,794,100	94,768,900	109,563,000
TOTAL PRESUPUESTO SECCION			**6,429,931,581**	**3,902,100,000**	**10,332,031,581**

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,075,573,491**	**1,705,621,531**	**4,781,195,022**
C. PRESUPUESTO DE INVERSION			**1,000,000,000**	**513,578,469**	**1,513,578,469**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000	513,578,469	1,513,578,469
	705	EDUCACION SUPERIOR	1,000,000,000	513,578,469	1,513,578,469
TOTAL PRESUPUESTO SECCION			**4,075,573,491**	**2,219,200,000**	**6,294,773,491**

SECCION: 2301

MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**111,727,300,000**		**111,727,300,000**
C. PRESUPUESTO DE INVERSION			**9,650,000,000**		**9,650,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	1,500,000,000		1,500,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,500,000,000		1,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	8,150,000,000		8,150,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	8,150,000,000		8,150,000,000
TOTAL PRESUPUESTO SECCION			**121,377,300,000**		**121,377,300,000**

SECCION: 2306

FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**395,959,329,600**	**395,959,329,600**
C. PRESUPUESTO DE INVERSION				**1,300,799,955,253**	**1,300,799,955,253**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,200,000,000	1,200,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,200,000,000	1,200,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		962,939,113,782	962,939,113,782
	400	INTERSUBSECTORIAL COMUNICACIONES		962,939,113,782	962,939,113,782
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		247,972,535,374	247,972,535,374
	202	PEQUENA Y MEDIANA INDUSTRIA		90,000,000,000	90,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		157,972,535,374	157,972,535,374
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		37,000,000,000	37,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		37,000,000,000	37,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		3,000,000,000	3,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		3,000,000,000	3,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		45,749,543,861	45,749,543,861
	400	INTERSUBSECTORIAL COMUNICACIONES		25,749,543,861	25,749,543,861
	401	CORREO		20,000,000,000	20,000,000,000
630		TRANSFERENCIAS		2,938,762,236	2,938,762,236
	400	INTERSUBSECTORIAL COMUNICACIONES		2,938,762,236	2,938,762,236
TOTAL PRESUPUESTO SECCION				**1,696,759,284,853**	**1,696,759,284,853**

SECCION: 2309

AGENCIA NACIONAL DEL ESPECTRO - ANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**11,674,823,149**	**11,674,823,149**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				**14,420,000,000**	**14,420,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		5,257,769,963	5,257,769,963
	400	INTERSUBSECTORIAL COMUNICACIONES		5,257,769,963	5,257,769,963
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		9,162,230,037	9,162,230,037
	400	INTERSUBSECTORIAL COMUNICACIONES		9,162,230,037	9,162,230,037
TOTAL PRESUPUESTO SECCION				**26,094,823,149**	**26,094,823,149**

SECCION: 2310

AUTORIDAD NACIONAL DE TELEVISION ANTV

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**61,903,000,000**	**61,903,000,000**
C. PRESUPUESTO DE INVERSION				**182,745,000,000**	**182,745,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		7,330,000,000	7,330,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		7,330,000,000	7,330,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		25,073,092,018	25,073,092,018
	400	INTERSUBSECTORIAL COMUNICACIONES		25,073,092,018	25,073,092,018
630		TRANSFERENCIAS		150,341,907,982	150,341,907,982
	400	INTERSUBSECTORIAL COMUNICACIONES		150,341,907,982	150,341,907,982
TOTAL PRESUPUESTO SECCION				**244,648,000,000**	**244,648,000,000**

SECCION: 2401

MINISTERIO DE TRANSPORTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**105,582,500,000**		**105,582,500,000**
C. PRESUPUESTO DE INVERSION			**177,689,940,000**		**177,689,940,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,100,000,000		1,100,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,100,000,000		1,100,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	2,900,000,000		2,900,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	2,900,000,000		2,900,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	4,199,940,000		4,199,940,000
	600	INTERSUBSECTORIAL TRANSPORTE	4,199,940,000		4,199,940,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	15,540,000,000		15,540,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	14,340,000,000		14,340,000,000
	601	RED VIAL NACIONAL	1,200,000,000		1,200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	700,000,000		700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	700,000,000		700,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	136,750,000,000		136,750,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	133,750,000,000		133,750,000,000
	604	RED URBANA	3,000,000,000		3,000,000,000
630		TRANSFERENCIAS	16,000,000,000		16,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	16,000,000,000		16,000,000,000
670		APOYO	500,000,000		500,000,000
	905	GESTION AMBIENTAL SECTORIAL	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			**283,272,440,000**		**283,272,440,000**

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**116,032,223,149**	**34,824,376,851**	**150,856,600,000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**6,970,100,000**		**6,970,100,000**
C. PRESUPUESTO DE INVERSION			**3,954,230,876,851**	**445,240,310,000**	**4,399,471,186,851**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	616,755,241,862	19,500,000,000	636,255,241,862
	600	INTERSUBSECTORIAL TRANSPORTE	278,089,754,755	16,500,000,000	294,589,754,755
	601	RED VIAL NACIONAL	334,865,487,107		334,865,487,107
	603	RED VIAL TERCIARIA	1,800,000,000	2,000,000,000	3,800,000,000
	606	TRANSPORTE FLUVIAL	2,000,000,000	1,000,000,000	3,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,303,331,822,489	335,025,626,165	3,638,357,448,654
	600	INTERSUBSECTORIAL TRANSPORTE	2,476,859,211,337	101,574,724,528	2,578,433,935,865
	601	RED VIAL NACIONAL	801,009,098,259	188,557,587,608	989,566,685,867
	603	RED VIAL TERCIARIA		2,000,000,000	2,000,000,000
	605	TRANSPORTE FERREO	8,000,000,000		8,000,000,000
	606	TRANSPORTE FLUVIAL	17,463,512,893	6,500,000,000	23,963,512,893
	607	TRANSPORTE MARITIMO		36,393,314,029	36,393,314,029
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	1,250,000,000		1,250,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,250,000,000		1,250,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,250,000,000	2,000,000,000	3,250,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,250,000,000	2,000,000,000	3,250,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	8,500,000,000	14,238,000,000	22,738,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	8,500,000,000	14,238,000,000	22,738,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,393,312,500	6,393,312,500
	600	INTERSUBSECTORIAL TRANSPORTE		6,393,312,500	6,393,312,500
420		ESTUDIOS DE PREINVERSION	10,143,812,500	1,856,187,500	12,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	10,143,812,500	1,856,187,500	12,000,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		500,000,000	500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		500,000,000	500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		630,000,000	630,000,000
	700	INTERSUBSECTORIAL EDUCACION		630,000,000	630,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	13,000,000,000	65,097,183,835	78,097,183,835
	600	INTERSUBSECTORIAL TRANSPORTE	13,000,000,000	65,097,183,835	78,097,183,835
TOTAL PRESUPUESTO SECCION			**4,077,233,200,000**	**480,064,686,851**	**4,557,297,886,851**

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**287,187,051,000**	**287,187,051,000**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA				**884,700,000**	**884,700,000**
C. PRESUPUESTO DE INVERSION			**263,958,000,000**	**369,656,000,000**	**633,614,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	164,619,000,000	182,412,700,000	347,031,700,000
	608	TRANSPORTE AEREO	164,619,000,000	182,412,700,000	347,031,700,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,000,000,000	3,000,000,000
	608	TRANSPORTE AEREO		3,000,000,000	3,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		47,533,000,000	47,533,000,000
	608	TRANSPORTE AEREO		47,533,000,000	47,533,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,530,000,000	2,530,000,000
	608	TRANSPORTE AEREO		2,530,000,000	2,530,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		45,337,000,000	45,337,000,000
	608	TRANSPORTE AEREO		45,337,000,000	45,337,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,141,000,000	6,141,000,000
	608	TRANSPORTE AEREO		6,141,000,000	6,141,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	99,339,000,000	66,115,000,000	165,454,000,000
	608	TRANSPORTE AEREO	99,339,000,000	66,115,000,000	165,454,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		2,526,000,000	2,526,000,000
	608	TRANSPORTE AEREO		2,526,000,000	2,526,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO		2,375,000,000	2,375,000,000
	608	TRANSPORTE AEREO		2,375,000,000	2,375,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		11,686,300,000	11,686,300,000
	608	TRANSPORTE AEREO		11,686,300,000	11,686,300,000
TOTAL PRESUPUESTO SECCION			**263,958,000,000**	**657,727,751,000**	**921,685,751,000**

SECCION: 2413

AGENCIA NACIONAL DE INFRAESTRUCTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**10,307,100,000**	**60,159,670,939**	**70,466,770,939**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA			**173,908,000,000**		**173,908,000,000**
C. PRESUPUESTO DE INVERSION			**1,967,302,200,000**	**269,118,963,061**	**2,236,421,163,061**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,857,697,600,000	189,876,729,819	2,047,574,329,819
	600	INTERSUBSECTORIAL TRANSPORTE	1,485,358,600,000	29,419,600,000	1,514,778,200,000
	601	RED VIAL NACIONAL	372,339,000,000	30,120,000,000	402,459,000,000
	605	TRANSPORTE FERREO		125,337,129,819	125,337,129,819
	607	TRANSPORTE MARITIMO		5,000,000,000	5,000,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		1,200,000,000	1,200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		1,200,000,000	1,200,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	5,465,600,000	42,679,400,000	48,145,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	5,465,600,000	37,679,400,000	43,145,000,000
	608	TRANSPORTE AEREO		5,000,000,000	5,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	104,139,000,000	35,362,833,242	139,501,833,242
	600	INTERSUBSECTORIAL TRANSPORTE	104,139,000,000	35,362,833,242	139,501,833,242
TOTAL PRESUPUESTO SECCION			**2,151,517,300,000**	**329,278,634,000**	**2,480,795,934,000**

SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**481,051,000,000**		**481,051,000,000**
C. PRESUPUESTO DE INVERSION			**18,811,290,000**		**18,811,290,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,100,000,000		2,100,000,000
	803	ADMINISTRACION DE JUSTICIA	2,100,000,000		2,100,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	8,500,000,000		8,500,000,000
	800	INTERSUBSECTORIAL JUSTICIA	8,500,000,000		8,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,350,000,000		1,350,000,000
	803	ADMINISTRACION DE JUSTICIA	1,350,000,000		1,350,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	750,000,000		750,000,000
	800	INTERSUBSECTORIAL JUSTICIA	750,000,000		750,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	6,111,290,000		6,111,290,000
	800	INTERSUBSECTORIAL JUSTICIA	6,111,290,000		6,111,290,000
TOTAL PRESUPUESTO SECCION			**499,862,290,000**		**499,862,290,000**

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**333,346,000,000**		**333,346,000,000**
C. PRESUPUESTO DE INVERSION			**29,821,000,000**		**29,821,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	16,000,000,000		16,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	16,000,000,000		16,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,500,000,000		1,500,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,500,000,000		1,500,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	5,992,000,000		5,992,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,421,000,000		1,421,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	4,071,000,000		4,071,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,800,000,000		1,800,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,800,000,000		1,800,000,000
670		APOYO	4,529,000,000		4,529,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	4,529,000,000		4,529,000,000
TOTAL PRESUPUESTO SECCION			**363,167,000,000**		**363,167,000,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**436,988,500,000**		**436,988,500,000**
C. PRESUPUESTO DE INVERSION			**29,000,000,000**		**29,000,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	9,000,000,000		9,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,000,000,000		9,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	10,000,000,000		10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION			**465,988,500,000**		**465,988,500,000**

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**27,788,000,000**	**29,804,000,000**	**57,592,000,000**
C. PRESUPUESTO DE INVERSION				**3,442,000,000**	**3,442,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,442,000,000	3,442,000,000
	700	INTERSUBSECTORIAL EDUCACION		3,442,000,000	3,442,000,000
TOTAL PRESUPUESTO SECCION			**27,788,000,000**	**33,246,000,000**	**61,034,000,000**

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,521,229,868,312**		**2,521,229,868,312**
C. PRESUPUESTO DE INVERSION			**342,000,000,846**		**342,000,000,846**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	84,714,000,000		84,714,000,000
	803	ADMINISTRACION DE JUSTICIA	84,714,000,000		84,714,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,723,000,000		20,723,000,000
	803	ADMINISTRACION DE JUSTICIA	20,723,000,000		20,723,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,200,000,000		20,200,000,000
	803	ADMINISTRACION DE JUSTICIA	20,200,000,000		20,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	166,547,000,000		166,547,000,000
	803	ADMINISTRACION DE JUSTICIA	166,547,000,000		166,547,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	7,375,000,000		7,375,000,000
	803	ADMINISTRACION DE JUSTICIA	7,375,000,000		7,375,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	6,771,000,000		6,771,000,000
	803	ADMINISTRACION DE JUSTICIA	6,771,000,000		6,771,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	9,434,000,000		9,434,000,000
	803	ADMINISTRACION DE JUSTICIA	9,434,000,000		9,434,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,000,000,000		2,000,000,000
	803	ADMINISTRACION DE JUSTICIA	2,000,000,000		2,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	9,931,000,000		9,931,000,000
	803	ADMINISTRACION DE JUSTICIA	9,931,000,000		9,931,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	14,305,000,846		14,305,000,846
	1000	INTERSUBSECTORIAL GOBIERNO	14,305,000,846		14,305,000,846
TOTAL PRESUPUESTO SECCION			**2,863,229,869,158**		**2,863,229,869,158**

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**697,176,000,000**		**697,176,000,000**
C. PRESUPUESTO DE INVERSION			**42,632,000,000**		**42,632,000,000**
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	42,632,000,000		42,632,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	42,632,000,000		42,632,000,000
TOTAL PRESUPUESTO SECCION			**739,808,000,000**		**739,808,000,000**

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**27,915,000,000**	**27,915,000,000**
C. PRESUPUESTO DE INVERSION				**51,120,000,000**	**51,120,000,000**
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		5,101,313,611	5,101,313,611
	1000	INTERSUBSECTORIAL GOBIERNO		5,101,313,611	5,101,313,611
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		7,476,253,332	7,476,253,332
	1000	INTERSUBSECTORIAL GOBIERNO		7,476,253,332	7,476,253,332
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		6,165,323,214	6,165,323,214
	1000	INTERSUBSECTORIAL GOBIERNO		6,165,323,214	6,165,323,214

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		15,164,721,105	15,164,721,105
	1000	INTERSUBSECTORIAL GOBIERNO		15,164,721,105	15,164,721,105
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		4,979,724,921	4,979,724,921
	1000	INTERSUBSECTORIAL GOBIERNO		4,979,724,921	4,979,724,921
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		944,674,862	944,674,862
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS		944,674,862	944,674,862
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		11,287,988,955	11,287,988,955
	1000	INTERSUBSECTORIAL GOBIERNO		11,287,988,955	11,287,988,955
TOTAL PRESUPUESTO SECCION				**79,035,000,000**	**79,035,000,000**

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**2,666,000,000**	**7,131,000,000**	**9,797,000,000**
TOTAL PRESUPUESTO SECCION	**2,666,000,000**	**7,131,000,000**	**9,797,000,000**

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,395,703,310,117**		**2,395,703,310,117**
C. PRESUPUESTO DE INVERSION			**118,320,464,624**		**118,320,464,624**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	28,929,342,489		28,929,342,489
	803	ADMINISTRACION DE JUSTICIA	28,929,342,489		28,929,342,489
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,500,000,000		1,500,000,000
	803	ADMINISTRACION DE JUSTICIA	1,500,000,000		1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,000,000,000		11,000,000,000
	803	ADMINISTRACION DE JUSTICIA	11,000,000,000		11,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	37,831,447,313		37,831,447,313
	803	ADMINISTRACION DE JUSTICIA	37,831,447,313		37,831,447,313
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	33,559,674,822		33,559,674,822
	803	ADMINISTRACION DE JUSTICIA	33,559,674,822		33,559,674,822
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	5,000,000,000		5,000,000,000
	803	ADMINISTRACION DE JUSTICIA	5,000,000,000		5,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	803	ADMINISTRACION DE JUSTICIA	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			**2,514,023,774,741**		**2,514,023,774,741**

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**153,037,437,546**	**723,843,000**	**153,761,280,546**
C. PRESUPUESTO DE INVERSION			**32,963,488,793**	**5,321,000,000**	**38,284,488,793**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,050,000,000		10,050,000,000
	803	ADMINISTRACION DE JUSTICIA	10,050,000,000		10,050,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,457,094,071		2,457,094,071
	803	ADMINISTRACION DE JUSTICIA	2,457,094,071		2,457,094,071
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	14,307,722,733	5,321,000,000	19,628,722,733
	803	ADMINISTRACION DE JUSTICIA	14,307,722,733	5,321,000,000	19,628,722,733
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	329,055,462		329,055,462
	803	ADMINISTRACION DE JUSTICIA	329,055,462		329,055,462
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	1,504,253,540		1,504,253,540
	803	ADMINISTRACION DE JUSTICIA	1,504,253,540		1,504,253,540
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	4,315,362,987		4,315,362,987
	803	ADMINISTRACION DE JUSTICIA	4,315,362,987		4,315,362,987
TOTAL PRESUPUESTO SECCION			**186,000,926,339**	**6,044,843,000**	**192,045,769,339**

SECCION: 3201

MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**160,009,547,000**		**160,009,547,000**
C. PRESUPUESTO DE INVERSION			**158,321,910,988**		**158,321,910,988**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	6,000,000,000		6,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	6,000,000,000		6,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	93,366,910,988		93,366,910,988
	900	INTERSUBSECTORIAL AMBIENTE	40,910,000,000		40,910,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	904	RECURSO HIDRICO	10,600,000,000		10,600,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	41,856,910,988		41,856,910,988
630		TRANSFERENCIAS	33,000,000,000		33,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	33,000,000,000		33,000,000,000
670		APOYO	25,955,000,000		25,955,000,000
	900	INTERSUBSECTORIAL AMBIENTE	25,955,000,000		25,955,000,000
TOTAL PRESUPUESTO SECCION			**318,331,457,988**		**318,331,457,988**

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES-IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**49,947,151,000**	**2,115,415,000**	**52,062,566,000**
C. PRESUPUESTO DE INVERSION			**14,090,000,000**	**6,785,000,000**	**20,875,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	14,090,000,000	6,785,000,000	20,875,000,000
	900	INTERSUBSECTORIAL AMBIENTE	14,090,000,000	6,785,000,000	20,875,000,000
TOTAL PRESUPUESTO SECCION			**64,037,151,000**	**8,900,415,000**	**72,937,566,000**

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**27,090,957,000**	**27,090,957,000**
C. PRESUPUESTO DE INVERSION			**90,000,000,000**	**36,118,650,000**	**126,118,650,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		36,118,650,000	36.118,650,000
	900	INTERSUBSECTORIAL AMBIENTE		28,929,850,000	28,929,850,000
	904	RECURSO HIDRICO		1,315,010,000	1,315,010,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS		5,873,790,000	5,873,790,000
670		APOYO	90,000,000,000		90,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	90,000,000,000		90,000,000,000
TOTAL PRESUPUESTO SECCION			**90,000,000,000**	**63,209,607,000**	**153,209,607,000**

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,424,897,000**		**2,424,897,000**
TOTAL PRESUPUESTO SECCION			**2,424,897,000**		**2,424,897,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3209

CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**4,063,113,000**		**4,063,113,000**
		TOTAL PRESUPUESTO SECCION	**4,063,113,000**		**4,063,113,000**

SECCION: 3210

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**2,709,767,000**		**2,709,767,000**
		C. PRESUPUESTO DE INVERSION	**2,200,000,000**		**2,200,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	2,200,000,000		2,200,000,000
	900	INTERSUBSECTORIAL AMBIENTE	2,200,000,000		2,200,000,000
		TOTAL PRESUPUESTO SECCION	**4,909,767,000**		**4,909,767,000**

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**2,755,963,000**		**2,755,963,000**
		TOTAL PRESUPUESTO SECCION	**2,755,963,000**		**2,755,963,000**

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,518,715,000**		**1,518,715,000**
		C. PRESUPUESTO DE INVERSION	**2,168,000,000**		**2,168,000,000**
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	1,000,000,000		1,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	1,000,000,000		1,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,168,000,000		1,168,000,000
	905	GESTION AMBIENTAL SECTORIAL	1,168,000,000		1,168,000,000
		TOTAL PRESUPUESTO SECCION	**3,686,715,000**		**3,686,715,000**

SECCION: 3214

CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,558,297,000**		**1,558,297,000**
		TOTAL PRESUPUESTO SECCION	**1,558,297,000**		**1,558,297,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3215

CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**1,980,472,000**		**1,980,472,000**
TOTAL PRESUPUESTO SECCION	**1,980,472,000**		**1,980,472,000**

SECCION: 3216

CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**1,895,742,000**		**1,895,742,000**
TOTAL PRESUPUESTO SECCION	**1,895,742,000**		**1,895,742,000**

SECCION: 3217

CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**2,712,396,000**		**2,712,396,000**
TOTAL PRESUPUESTO SECCION	**2,712,396,000**		**2,712,396,000**

SECCION: 3218

CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**2,876,255,000**		**2,876,255,000**
TOTAL PRESUPUESTO SECCION	**2,876,255,000**		**2,876,255,000**

SECCION: 3219

CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**2,136,181,000**		**2,136,181,000**
TOTAL PRESUPUESTO SECCION	**2,136,181,000**		**2,136,181,000**

SECCION: 3221

CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**4,206,182,000**		**4,206,182,000**
TOTAL PRESUPUESTO SECCION	**4,206,182,000**		**4,206,182,000**

SECCION: 3222

CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	**2,755,984,000**		**2,755,984,000**
TOTAL PRESUPUESTO SECCION	**2,755,984,000**		**2,755,984,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3223

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,788,580,000**		**1,788,580,000**
		TOTAL PRESUPUESTO SECCION	**1,788,580,000**		**1,788,580,000**

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,769,631,000**		**1,769,631,000**
		C. PRESUPUESTO DE INVERSION	**1,515,000,000**		**1,515,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	1,000,000,000		1,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	515,000,000		515,000,000
	900	INTERSUBSECTORIAL AMBIENTE	515,000,000		515,000,000
		TOTAL PRESUPUESTO SECCION	**3,284,631,000**		**3,284,631,000**

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,736,804,000**		**1,736,804,000**
		C. PRESUPUESTO DE INVERSION	**1,198,000,000**		**1,198,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,198,000,000		1,198,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	1,198,000,000		1,198,000,000
		TOTAL PRESUPUESTO SECCION	**2,934,804,000**		**2,934,804,000**

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,909,954,000**		**1,909,954,000**
		C. PRESUPUESTO DE INVERSION	**611,000,000**		**611,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	611,000,000		611,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	611,000,000		611,000,000
		TOTAL PRESUPUESTO SECCION	**2,520,954,000**		**2,520,954,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,667,092,000**		**1,667,092,000**
C. PRESUPUESTO DE INVERSION			**1,234,000,000**		**1,234,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	1,234,000,000		1,234,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	1,234,000,000		1,234,000,000
TOTAL PRESUPUESTO SECCION			**2,901,092,000**		**2,901,092,000**

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,606,497,000**		**1,606,497,000**
TOTAL PRESUPUESTO SECCION			**1,606,497,000**		**1,606,497,000**

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,790,613,000**		**1,790,613,000**
C. PRESUPUESTO DE INVERSION			**998,000,000**		**998,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	998,000,000		998,000,000
	900	INTERSUBSECTORIAL AMBIENTE	998,000,000		998,000,000
TOTAL PRESUPUESTO SECCION			**2,788,613,000**		**2,788,613,000**

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,694,748,000**		**1,694,748,000**
C. PRESUPUESTO DE INVERSION			**1,900,000,000**		**1,900,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	1,900,000,000		1,900,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	1,900,000,000		1,900,000,000
TOTAL PRESUPUESTO SECCION			**3,594,748,000**		**3,594,748,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,819,625,000**		**1,819,625,000**
		TOTAL PRESUPUESTO SECCION	**1,819,625,000**		**1,819,625,000**

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,583,807,000**		**1,583,807,000**
		TOTAL PRESUPUESTO SECCION	**1,583,807,000**		**1,583,807,000**

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,546,056,000**		**1,546,056,000**
		TOTAL PRESUPUESTO SECCION	**1,546,056,000**		**1,546,056,000**

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,719,271,000**		**1,719,271,000**
		C. PRESUPUESTO DE INVERSION	**1,000,000,000**		**1,000,000,000**
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,000,000,000		1,000,000,000
	900	INTERSUBSECTORIAL AMBIENTE	1,000,000,000		1,000,000,000
		TOTAL PRESUPUESTO SECCION	**2,719,271,000**		**2,719,271,000**

SECCION: 3236

CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**1,705,721,000**		**1,705,721,000**
		C. PRESUPUESTO DE INVERSION	**380,000,000**		**380,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	380,000,000		380,000,000
	906	BIODIVERSIDAD Y SUS SERVICIOS ECOSISTEMICOS	380,000,000		380,000,000
		TOTAL PRESUPUESTO SECCION	**2,085,721,000**		**2,085,721,000**

SECCION: 3237

CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	**685,681,000**		**685,681,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**345,000,000**		**345,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	345,000,000		345,000,000
	904	RECURSO HIDRICO	345,000,000		345,000,000
TOTAL PRESUPUESTO SECCION			**1,030,681,000**		**1,030,681,000**

SECCION: 3238

CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,777,394,000**		**1,777,394,000**
TOTAL PRESUPUESTO SECCION			**1,777,394,000**		**1,777,394,000**

SECCION: 3239

CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,940,650,000**		**1,940,650,000**
TOTAL PRESUPUESTO SECCION			**1,940,650,000**		**1,940,650,000**

SECCION: 3301

MINISTERIO DE CULTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**180,640,036,369**		**180,640,036,369**
C. PRESUPUESTO DE INVERSION			**173,811,630,000**		**173,811,630,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	22,930,756,000		22,930,756,000
	1603	ARTE Y CULTURA	22,930,756,000		22,930,756,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	71,514,874,000		71,514,874,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	69,814,874,000		69,814,874,000
	1603	ARTE Y CULTURA	1,700,000,000		1,700,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	19,650,000,000		19,650,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	3,000,000,000		3,000,000,000
	1603	ARTE Y CULTURA	16,650,000,000		16,650,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	33,882,000,000		33,882,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	19,582,000,000		19,582,000,000
	1603	ARTE Y CULTURA	14,300,000,000		14,300,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	13,534,000,000		13,534,000,000
	1603	ARTE Y CULTURA	13,534,000,000		13,534,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
620		SUBSIDIOS	3,000,000,000		3,000,000,000
	1603	ARTE Y CULTURA	3,000,000,000		3,000,000,000
650		CAPITALIZACIONES	9,300,000,000		9,300,000,000
	1603	ARTE Y CULTURA	9,300,000,000		9,300,000,000
TOTAL PRESUPUESTO SECCION			**354,451,666,369**		**354,451,666,369**

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**7,481,856,582**	**2,176,589,426**	**9,658,446,008**
C. PRESUPUESTO DE INVERSION			**2,257,000,000**	**7,398,410,574**	**9,655,410,574**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		50,000,000	50,000,000
	1603	ARTE Y CULTURA		50,000,000	50,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	32,000,000	1,143,410,574	1,175,410,574
	1603	ARTE Y CULTURA	32,000,000	1,143,410,574	1,175,410,574
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	163,000,000	1,305,000,000	1,468,000,000
	1603	ARTE Y CULTURA	163,000,000	1,305,000,000	1,468,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,854,000,000	4,900,000,000	6,754,000,000
	1603	ARTE Y CULTURA	1,854,000,000	4,900,000,000	6,754,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	208,000,000		208,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	208,000,000		208,000,000
TOTAL PRESUPUESTO SECCION			**9,738,856,582**	**9,575,000,000**	**19,313,856,582**

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**4,516,336,829**	**602,996,561**	**5,119,333,390**
C. PRESUPUESTO DE INVERSION			**3,885,000,000**	**722,003,439**	**4,607,003,439**
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	528,329,700	96,894,443	625,224,143
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	528,329,700	96,894,443	625,224,143
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,286,021,940	235,853,445	1,521,875,385
	1603	ARTE Y CULTURA	1,286,021,940	235,853,445	1,521,875,385
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,909,945,154	379,958,757	2,289,903,911
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	1,909,945,154	379,958,757	2,289,903,911

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	160,703,206	9,296,794	170,000,000
	1600	INTERSUBSECTORIAL ARTE Y CULTURA	160,703,206	9,296,794	170,000,000
TOTAL PRESUPUESTO SECCION			**8,401,336,829**	**1,325,000,000**	**9,726,336,829**

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**5,069,478,447**	**598,784,604**	**5,668,263,051**
C. PRESUPUESTO DE INVERSION			**3,546,000,000**	**63,815,396**	**3,609,815,396**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	750,000,000	63,815,396	813,815,396
	1603	ARTE Y CULTURA	750,000,000	63.815,396	813,815,396
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	350,000,000		350,000,000
	1603	ARTE Y CULTURA	350,000,000		350,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,400,000,000		2,400,000,000
	1603	ARTE Y CULTURA	2,400,000,000		2,400,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	46,000,000		46,000,000
	1603	ARTE Y CULTURA	46,000,000		46,000,000
TOTAL PRESUPUESTO SECCION			**8,615,478,447**	**662,600,000**	**9,278,078,447**

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**26,323,000,000**		**26,323,000,000**
C. PRESUPUESTO DE INVERSION			**5,800,000,000**		**5,800,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	2,300,000,000		2,300,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	2,300,000,000		2,300,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,400,000,000		1,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,400,000,000		1,400,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	300,000,000		300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			**32,123,000,000**		**32,123,000,000**

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**360,751,469,281**		**360,751,469,281**
C. PRESUPUESTO DE INVERSION			**210,830,410,000**		**210,830,410,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	20,000,000,000		20,000,000,000
	206	TURISMO	20,000,000,000		20,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	12,820,000,000		12,820,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	7,720,000,000		7,720,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	5,100,000,000		5,100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	7,170,000,000		7,170,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	300,000,000		300,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,850,000,000		1,850,000,000
	202	PEQUEÑA Y MEDIANA INDUSTRIA	1,700,000,000		1,700,000,000
	205	COMERCIO EXTERIOR	3,320,000,000		3,320,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	13,673,000,000		13,673,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	13,673,000,000		13,673,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	700,000,000		700,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	700,000,000		700,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	156,467,410,000		156,467,410,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	36,167,410,000		36,167,410,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	16,700,000,000		16,700,000,000
	205	COMERCIO EXTERIOR	10,730,000,000		10,730,000,000
	206	TURISMO	91,670,000,000		91,670,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,200,000,000		1,200,000,000
TOTAL PRESUPUESTO SECCION			**571,581,879,281**		**571,581,879,281**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3502			
		SUPERINTENDENCIA DE SOCIEDADES			
A. PRESUPUESTO DE FUNCIONAMIENTO				**105,854,000,000**	**105,854,000,000**
C. PRESUPUESTO DE INVERSION				**10,511,000,000**	**10,511,000,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,100,000,000	2,100,000,000
	205	COMERCIO EXTERIOR		2,100,000,000	2,100,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		6,301,000,000	6,301,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		6,301,000,000	6,301,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		890,000,000	890,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		890,000,000	890,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO		1,220,000,000	1,220,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,220,000,000	1,220,000,000
TOTAL PRESUPUESTO SECCION				**116,365,000,000**	**116,365,000,000**
		SECCION: 3503			
		SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,500,000,000**	**59,400,800,000**	**60,900,800,000**
C. PRESUPUESTO DE INVERSION			**1,500,000,000**	**56,000,000,000**	**57,500,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		14,000,000,000	14,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		14,000,000,000	14,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		1,000,000,000	1,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		4,269,000,000	4,269,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		4,269,000,000	4,269,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	1,500,000,000	36,731,000,000	38,231,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,500,000,000	36,731,000,000	38,231,000,000
TOTAL PRESUPUESTO SECCION			**3,000,000,000**	**115,400,800,000**	**118,400,800,000**
		SECCION: 3504			
		UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES			
A. PRESUPUESTO DE FUNCIONAMIENTO				**6,469,500,000**	**6,469,500,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				**14,000,000,000**	**14,000,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		14,000,000,000	14,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		14,000,000,000	14,000,000,000
TOTAL PRESUPUESTO SECCION				**20,469,500,000**	**20,469,500,000**

SECCION: 3505

INSTITUTO NACIONAL DE METROLOGÍA - INM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,997,500,000**	**1,200,000,000**	**11,197,500,000**
C. PRESUPUESTO DE INVERSION			**10,000,000,000**		**10,000,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,000,000,000		3,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,300,000,000		5,300,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	5,300,000,000		5,300,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	800,000,000		800,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	800,000,000		800,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	900,000,000		900,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	900,000,000		900,000,000
TOTAL PRESUPUESTO SECCION			**19,997,500,000**	**1,200,000,000**	**21,197,500,000**

SECCION: 3601

MINISTERIO DEL TRABAJO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**20,374,282,878,167**		**20,374,282,878,167**
C. PRESUPUESTO DE INVERSION			**1,351,515,051,700**		**1,351,515,051,700**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,150,000,000		10,150,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	10,150,000,000		10,150,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,500,000,000		3,500,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	3,500,000,000		3,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,800,000,000		10,800,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL	400,000,000		400,000,000
	705	EDUCACION SUPERIOR	1,400,000,000		1,400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	8,700,000,000		8,700,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	300,000,000		300,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	47,469,270,000		47,469,270,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	6,600,000,000		6,600,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	318,270,000		318,270,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	40,551,000,000		40,551,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,228,964,870		2,228,964,870
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2,228,964,870		2,228,964,870
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	5,500,000,000		5,500,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	5,500,000,000		5,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	3,182,565,130		3,182,565,130
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2,403,843,930		2,403,843,930
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES	778,721,200		778,721,200
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	7,900,000,000		7,900,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	300,000,000		300,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	7,600,000,000		7,600,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,400,000,000		2,400,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2,400,000,000		2,400,000,000
620		SUBSIDIOS	1,258,384,251,700		1,258,384,251,700
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	219,000,000,000		219,000,000,000
	1505	ATENCIÓN ADULTO MAYOR	1,039,384,251,700		1,039,384,251,700
TOTAL PRESUPUESTO SECCION			21,725,797,929,867		21,725,797,929,867

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				**71,057,322,500**	**71,057,322,500**
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA				**168,700,000**	**168,700,000**
C. PRESUPUESTO DE INVERSION			**1,759,925,000,000**	**865,325,640,000**	**2,625,250,640,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		160,000,000,000	160,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		160,000,000,000	160,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR		6,300,000,000	6,300,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		6,300,000,000	6,300,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,759,925,000,000	418,428,040,000	2,178,353,040,000
	704	CAPACITACION TECNICA NO PROFESIONAL	1,759,925,000,000	418,428,040,000	2,178,353,040,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		90,000,000,000	90,000,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		90,000,000,000	90,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		79,992,600,000	79,992,600,000
	704	CAPACITACION TECNICA NO PROFESIONAL		79,992,600,000	79,992,600,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,500,000,000	4,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		4,500,000,000	4,500,000,000
610		CREDITOS		45,277,000,000	45,277,000,000
	1304	REGLAMENTACIÓN Y BIENESTAR SOCIAL DE LOS TRABAJADORES		45,277,000,000	45,277,000,000
620		SUBSIDIOS		60,828,000,000	60,828,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL		60,828,000,000	60,828,000,000
TOTAL PRESUPUESTO SECCION			**1,759,925,000,000**	**936,551,662,500**	**2,696,476,662,500**

SECCION: 3612

UNIDAD ADMINISTRATIVA ESPECIAL DE ORGANIZACIONES SOLIDARIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**7,813,087,000**		**7,813,087,000**
C. PRESUPUESTO DE INVERSION			**4,536,000,000**		**4,536,000,000**
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	281,511,580		281,511,580
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	281,511,580		281,511,580
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,116,696,161		3,116,696,161
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	3,116,696,161		3,116,696,161
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	150,000,000		150,000,000
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	150,000,000		150,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	987,792,259		987,792,259
	1701	FORMAS ASOCIATIVAS Y COOPERATIVAS	987,792,259		987,792,259
TOTAL PRESUPUESTO SECCION			**12,349,087,000**		**12,349,087,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3613			
		UNIDAD ADMINISTRATIVA ESPECIAL DEL SERVICIO PUBLICO DE EMPLEO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,840,000,000**		**9,840,000,000**
C. PRESUPUESTO DE INVERSION			**10,160,000,000**		**10,160,000,000**
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,160,000,000		10,160,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	10.160,000,000		10.160.000,000
TOTAL PRESUPUESTO SECCION			**20,000,000,000**		**20,000,000,000**
		SECCION: 3701			
		MINISTERIO DEL INTERIOR			
A. PRESUPUESTO DE FUNCIONAMIENTO			**402,860,900,434**		**402,860,900,434**
C. PRESUPUESTO DE INVERSION			**83,250,202,004**		**83,250,202,004**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	1,002,671,466		1,002,671,466
	1000	INTERSUBSECTORIAL GOBIERNO	1,002,671,466		1,002,671,466
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,375,025,777		3,375,025,777
	800	INTERSUBSECTORIAL JUSTICIA	75,025,777		75,025,777
	1000	INTERSUBSECTORIAL GOBIERNO	3,300,000,000		3,300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	17,079,757,156		17,079,757,156
	1000	INTERSUBSECTORIAL GOBIERNO	17.079,757,156		17,079,757.156
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	61,785,951,105		61,785,951,105
	101	DEFENSA Y SEGURIDAD INTERNA	20,000,000,000		20,000,000,000
	105	SEGURIDAD CIUDADANA	36,918,177,723		36,918,177,723
	1000	INTERSUBSECTORIAL GOBIERNO	4,867,773,382		4,867,773,382
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,796,500		6,796,500
	1000	INTERSUBSECTORIAL GOBIERNO	6,796,500		6.796,500
TOTAL PRESUPUESTO SECCION			**486,111,102,438**		**486,111,102,438**
		SECCION: 3702			
		FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA			
A. PRESUPUESTO DE FUNCIONAMIENTO			**7,971,532,917**		**7,971,532,917**
TOTAL PRESUPUESTO SECCION			**7,971,532,917**		**7,971,532,917**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 3703

DIRECCION NACIONAL DEL DERECHO DE AUTOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**3,233,183,830**		**3,233,183,830**
C. PRESUPUESTO DE INVERSION			**831,000,000**		**831,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	831,000,000		831,000,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	831,000,000		831,000,000
TOTAL PRESUPUESTO SECCION			**4,064,183,830**		**4,064,183,830**

SECCION: 3704

CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,518,113,250**		**2,518,113,250**
C. PRESUPUESTO DE INVERSION			**15,934,000,000**		**15,934,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	15,934,000,000		15,934,000,000
	1001	PREVENCIÓN Y ATENCIÓN DE EMERGENCIAS	15,934,000,000		15,934,000,000
TOTAL PRESUPUESTO SECCION			**18,452,113,250**		**18,452,113,250**

SECCION: 3708

UNIDAD NACIONAL DE PROTECCION - UNP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**368,955,152,284**	**14,420,000,000**	**383,375,152,284**
C. PRESUPUESTO DE INVERSION			**3,000,000,000**		**3,000,000,000**
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000		3,000,000,000
TOTAL PRESUPUESTO SECCION			**371,955,152,284**	**14,420,000,000**	**386,375,152,284**

SECCION: 3709

DIRECCION NACIONAL DE BOMBEROS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**4,676,021,612**		**4,676,021,612**
C. PRESUPUESTO DE INVERSION			**10,000,000,000**		**10,000,000,000**
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	10,000,000,000		10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION			**14,676,021,612**		**14,676,021,612**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3801			
		COMISION NACIONAL DEL SERVICIO CIVIL			
A. PRESUPUESTO DE FUNCIONAMIENTO			**4,326,360,000**	**14,213,770,000**	**18,540,130,000**
C. PRESUPUESTO DE INVERSION				**37,100,000,000**	**37,100,000,000**
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		700,000,000	700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		700,000,000	700,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA		36,400,000,000	36,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		36,400,000,000	36,400,000,000
TOTAL PRESUPUESTO SECCION			**4,326,360,000**	**51,313,770,000**	**55,640,130,000**
		SECCION: 3901			
		DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			**22,785,000,000**		**22,785,000,000**
C. PRESUPUESTO DE INVERSION			**353,997,250,000**		**353,997,250,000**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	13,385,414,150		13,385,414,150
	1000	INTERSUBSECTORIAL GOBIERNO	13,385,414,150		13,385,414,150
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	236,613,751,544		236,613,751,544
	1000	INTERSUBSECTORIAL GOBIERNO	236,613,751,544		236,613,751,544
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	59,920,257,126		59,920,257,126
	1000	INTERSUBSECTORIAL GOBIERNO	59,920,257,126		59,920,257,126
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	14,077,827,180		14,077,827,180
	1000	INTERSUBSECTORIAL GOBIERNO	14,077,827,180		14,077,827,180
630		TRANSFERENCIAS	30,000,000,000		30,000,000,000
	300	INTERSUBSECTORIAL SALUD	30,000,000,000		30,000,000,000
TOTAL PRESUPUESTO SECCION			**376,782,250,000**		**376,782,250,000**
		SECCION: 4001			
		MINISTERIO DE VIVIENDA, CIUDAD Y TERRITORIO			
A. PRESUPUESTO DE FUNCIONAMIENTO			**1,522,786,341,923**		**1,522,786,341,923**
C. PRESUPUESTO DE INVERSION			**356,010,000,000**		**356,010,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,837,000,000		3,837,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	3,837,000,000		3,837,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	5,200,000,000		5,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,200,000,000		5,200,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	2,100,000,000		2,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,100,000,000		2,100,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	300,000,000		300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	580,000,000		580,000,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	580,000,000		580,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO	11,750,000,000		11,750,000,000
	1403	DESARROLLO TERRITORIAL	11.750,000,000		11,750,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	33,700,270,000		33,700,270,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,500,270,000		7,500,270,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	14,450,000,000		14,450,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	3,250,000,000		3,250,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	8,500,000,000		8,500,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,500,000,000		1,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
670		APOYO	297,042,730,000		297,042,730,000
	1200	INTERSUBSECTORIAL AGUA POTABLE Y SANEAMIENTO BÁSICO	288,042,730,000		288,042,730,000
	1203	SANEAMIENTO BÁSICO	9,000,000,000		9,000,000,000
TOTAL PRESUPUESTO SECCION			**1,878,796,341,923**		**1,878,796,341,923**

SECCION: 4002

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**2,206,788,000**		**2,206,788,000**
C. PRESUPUESTO DE INVERSION			**1,792,754,060,000**		**1,792,754,060,000**
620		SUBSIDIOS	1,792,754,060,000		1,792,754,060,000
	1402	SOLUCIONES DE VIVIENDA URBANA	1,792,754,060,000		1,792,754,060,000
TOTAL PRESUPUESTO SECCION			**1,794,960,848,000**		**1,794,960,848,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 4101

DEPARTAMENTO ADMINISTRATIVO PARA LA PROSPERIDAD SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**171,992,000,000**		**171,992,000,000**
C. PRESUPUESTO DE INVERSION			**2,906,782,847,081**		**2,906,782,847,081**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	473,781,347,081		473,781,347,081
	1000	INTERSUBSECTORIAL GOBIERNO	473,781,347,081		473,781,347,081
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	93,736,000,000		93,736,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRÍCOLA	90,000,000,000		90,000,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	3,736,000,000		3,736,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,291,347,500,000		2,291,347,500,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	11,396,000,000		11,396,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	2,279,951,500,000		2,279,951,500,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	12,200,000,000		12,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	12,200,000,000		12,200,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	35,718,000,000		35,718,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	35,718,000,000		35,718,000,000
TOTAL PRESUPUESTO SECCION			**3,078,774,847,081**		**3,078,774,847,081**

SECCION: 4102

UNIDAD ADMINISTRATIVA ESPECIAL PARA LA CONSOLIDACIÓN TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**35,746,000,000**		**35,746,000,000**
C. PRESUPUESTO DE INVERSION			**150,000,000,000**		**150,000,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,000,000,000		8,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,000,000,000		8,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	132,000,000,000		132,000,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	132,000,000,000		132,000,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	10,000,000,000		10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION			**185,746,000,000**		**185,746,000,000**

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 4103

AGENCIA NACIONAL PARA LA SUPERACIÓN DE LA POBREZA EXTREMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**24,374,000,000**		**24,374,000,000**
C. PRESUPUESTO DE INVERSION			**139,041,700,000**		**139,041,700,000**
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	139,041,700,000		139,041,700,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	139,041,700,000		139,041,700,000
TOTAL PRESUPUESTO SECCION			**163,415,700,000**		**163,415,700,000**

SECCION: 4104

UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**658,876,000,000**	**43,919,000,000**	**702,795,000,000**
C. PRESUPUESTO DE INVERSION			**706,199,232,608**		**706,199,232,608**
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	66,796,620,047		66,796,620,047
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	66,796,620,047		66,796,620,047
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	53,520,000,291		53,520,000,291
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	53,520,000,291		53,520,000,291
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	33,187,673,812		33,187,673,812
	1000	INTERSUBSECTORIAL GOBIERNO	14,121,920,000		14,121,920,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	19,065,753,812		19,065,753,812
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	552,694,938,458		552,694,938,458
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	552,694,938,458		552,694,938,458
TOTAL PRESUPUESTO SECCION			**1,365,075,232,608**	**43,919,000,000**	**1,408,994,232,608**

SECCION: 4105

CENTRO DE MEMORIA HISTÓRICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**9,815,000,000**	**1,025,000,000**	**10,840,000,000**
C. PRESUPUESTO DE INVERSION			**30,125,000,000**		**30,125,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,015,000,000		5,015,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,015,000,000		5,015,000,000
223		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION ADMINISTRATIVA	3,566,840,720		3,566,840,720
	1000	INTERSUBSECTORIAL GOBIERNO	3,566,840,720		3,566,840,720

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
450		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN PARA PROCESAMIENTO	21,543,159,280		21,543,159,280
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	21,543,159,280		21,543,159,280
TOTAL PRESUPUESTO SECCION			39,940,000,000	1,025,000,000	40,965,000,000

SECCION: 4106

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				320,320,000,000	320,320,000,000
C. PRESUPUESTO DE INVERSION			2,975,000,000,000	1,194,315,000,000	4,169,315,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	801	REHABILITACION DE MENORES	10,000,000,000		10,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		93,000,000,000	93,000,000,000
	300	INTERSUBSECTORIAL SALUD		93,000,000,000	93,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		50,000,000,000	50,000,000,000
	300	INTERSUBSECTORIAL SALUD		50,000,000,000	50,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		95,000,000,000	95,000,000,000
	300	INTERSUBSECTORIAL SALUD		95,000,000,000	95,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,965,000,000,000	945,315,000,000	3,910,315,000,000
	1504	ATENCION DE LA FAMILIA, PRIMERA INFANCIA, NIÑEZ, ADOLESCENCIA Y JUVENTUD	2,765,000,000,000	945,315,000,000	3,710,315,000,000
	1507	ATENCION A POBLACION VULNERABLE O EXCLUIDA	200,000,000,000		200,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		6,000,000,000	6,000,000,000
	300	INTERSUBSECTORIAL SALUD		6,000,000,000	6,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A SERVIDORES PUBLICOS PARA LA ADMINISTRACION DEL ESTADO		5,000,000,000	5,000,000,000
	300	INTERSUBSECTORIAL SALUD		5,000,000,000	5,000,000,000
TOTAL PRESUPUESTO SECCION			2,975,000,000,000	1,514,635,000,000	4,489,635,000,000

SECCION: 4201

DEPARTAMENTO ADMINISTRATIVO DIRECCIÓN NACIONAL DE INTELIGENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			76,545,000,000		76,545,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			**19,967,000,000**		**19,967,000,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,000,000,000		4,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,000,000,000		4,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	13,967,000,000		13,967,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	13,967,000,000		13,967,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	2,000,000,000		2,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,000,000,000		2,000,000,000
TOTAL PRESUPUESTO SECCION			**96,512,000,000**		**96,512,000,000**

SECCION: 4301

DEPARTAMENTO ADMINISTRATIVO DEL DEPORTE, LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL APROVECHAMIENTO DEL TIEMPO LIBRE – COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			**24,635,723,772**		**24,635,723,772**
C. PRESUPUESTO DE INVERSION			**331,684,320,000**		**331,684,320,000**
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	191,000,000,000		191,000,000,000
	1604	RECREACIÓN Y DEPORTE	191,000,000,000		191,000,000,000
213		ADQUISICION, PRODUCCION Y MANTENIMIENTO DE LA DOTACION PROPIA DEL SECTOR	2,802,000,000		2,802,000,000
	1604	RECREACIÓN Y DEPORTE	2,802,000,000		2,802,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	137,700,000,000		137,700,000,000
	1604	RECREACIÓN Y DEPORTE	137,700,000,000		137,700,000,000
520		ADMINISTRACION, ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA LA ADMINISTRACION DEL ESTADO	182,320,000		182,320,000
	1604	RECREACIÓN Y DEPORTE	182,320,000		182,320,000
TOTAL PRESUPUESTO SECCION			**356,320,043,772**		**356,320,043,772**
TOTAL PRESUPUESTO NACIONAL			**188,016,431,329,974**	**11,838,116,191,561**	**199,854,547,521,535**

ARTÍCULO 4o. El monto de los gastos que se financiarán con los recursos que se someten a consideración del Congreso de la República en virtud del proyecto de ley de financiamiento que se presentará al Congreso en los términos del artículo 347 de la Constitución Política, ascienden a la suma de TRES BILLONES CIENTO CUARENTA Y CINCO MIL CUATROCIENTOS CINCUENTA Y DOS MILLONES CUATROCIENTOS SETENTA Y OCHO MIL CUATROCIENTOS SESENTA Y CINCO PESOS MONEDA LEGAL ($3,145,452,478,465), según el detalle que se encuentra a continuación y con lo cual el presupuesto total de apropiaciones se fija en la suma de DOSCIENTOS TRES BILLONES DE PESOS MONEDA LEGAL ($203,000,000,000,000).

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301 **MINISTERIO DE HACIENDA Y CREDITO PUBLICO**			
C		**PRESUPUESTO DE INVERSION**	**3,145,452,478,465**		**3,145,452,478,465**
630		TRANSFERENCIAS	3,145,452,478,465		3,145,452,478,465
	1000	INTERSUBSECTORIAL GOBIERNO	3,145,452,478,465		3,145,452,478,465
TOTAL PRESUPUESTO SECCION			**3,145,452,478,465**		**3,145,452,478,465**
TOTAL PRESUPUESTO NACIONAL			**3,145,452,478,465**		**3,145,452,478,465**

TERCERA PARTE
DISPOSICIONES GENERALES

ARTÍCULO 5o. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995, 819 de 2003, 1473 de 2011 y 1508 de 2012 Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 6o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 7o. El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en el portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

ARTÍCULO 8o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las entidades estatales del orden nacional podrán delegar en la Dirección General de Crédito Público y Tesoro Nacional la administración de sus recursos y el eventual pago de sus obligaciones con cargo a éstos, para lo cual suscribirán directamente con la Dirección General de Crédito Público y Tesoro Nacional los acuerdos a que haya lugar.

Las superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público el valor de las contribuciones establecidas en la ley.

ARTÍCULO 9o. El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 10o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

ARTÍCULO 11o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público en el mes siguiente de su recaudo, con excepción de aquellos rendimientos originados por patrimonios autónomos que la ley haya autorizado.

Para los efectos de este artículo, en los negocios fiduciarios se realiza el recaudo en el momento de la liquidación de las inversiones o de la recepción efectiva de los intereses o dividendos por parte del negocio fiduciario.

ARTÍCULO 12o. Facúltase a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras - Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público no pueda hacer unidad de caja con los recursos de los fondos que administre.

ARTÍCULO 13o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos, para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 14o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 15o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 16o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2014. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1° de enero al 31 de diciembre de 2014, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

La vinculación de supernumerarios, por periodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 17o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 18o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 19o. La constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación, se rigen por el Decreto 2768 de 2012 y demás normas que lo modifiquen o adicionen.

ARTÍCULO 20o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requiere de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que lo respaldan sean modificadas o aplazadas.

ARTÍCULO 21o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a la aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de éstas deberá efectuarse por parte de los órganos receptores en la misma vigencia de la distribución.

Tratándose de gastos de inversión, la operación presupuestal descrita, en el órgano receptor se clasificará en el programa y subprograma a ejecutar que corresponda, sin que en ningún caso se cambie la destinación ni la cuantía.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 22o. Los órganos de que trata el artículo 5º de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja - PAC, aprobado.

ARTÍCULO 23o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 24o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2014.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 25o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades de que trata el artículo 5º de la presente ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Marco de Gasto de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

El Departamento Nacional de Planeación podrá abstenerse de adelantar el trámite de conceptos requeridos para las operaciones presupuestales a que hace referencia el inciso anterior, siempre que las entidades correspondientes incumplan con las obligaciones de reporte de información que impidan dar cumplimiento a lo establecido en el artículo 77 de la Ley 38 de 1989 modificado por el artículo 40 de la Ley 179 de 1994.

ARTÍCULO 26o. Los órganos de que trata el artículo 5º de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera SIIF - Nación.

No se requerirá el envío de informes mensuales a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, salvo en aquellos casos en que ésta de forma expresa lo solicite.

ARTÍCULO 27o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica, así como las señaladas en el artículo 5º del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8º de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, sólo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 28o. Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por ley de la República no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal - CONFIS.

ARTÍCULO 29o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2014, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público los recursos de la Nación, y a sus tesorerías cuando correspondan a recursos propios, que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

La presente disposición también se aplica a los recursos de convenios celebrados con organismos internacionales, incluyendo los de contrapartida.

ARTÍCULO 30o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de operaciones de crédito público. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2015.

ARTÍCULO 31o. La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 32o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos u otros títulos de deuda pública. Adicionalmente y conforme lo establece el parágrafo 3° del artículo 167 de la Ley 1607 de 2012, para cubrir las obligaciones a cargo del Fondo de Estabilización de Precios a los Combustibles – FEPC, se podrán atender mediante la emisión de bonos u otros títulos de deuda pública.

La emisión de los bonos o títulos de que trata el presente artículo se realizará en condiciones de mercado, no implicará operación presupuestal alguna y solo debe presupuestarse para efectos de su redención.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 33o. A través del Sistema Integrado de Información Financiera SIIF - Nación se definirá con corte a 31 de diciembre de 2013, las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación.

Como máximo, las reservas presupuestales corresponderán a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos y con base en ellas se constituirán.

ARTÍCULO 34o. A más tardar el 20 de enero de 2014, los órganos que conforman el Presupuesto General de la Nación constituirán las reservas presupuestales y cuentas por pagar de la respectiva sección presupuestal correspondientes a la vigencia fiscal de 2013, de conformidad con los saldos registrados a 31 de diciembre de 2013 a través del Sistema Integrado de Información Financiera SIIF – Nación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán efectuar los ajustes a que haya lugar para la constitución de las reservas presupuestales y de las cuentas por pagar, sin que en ningún caso se puedan registrar nuevos compromisos.

Cumplido el plazo para adelantar los ajustes a que hace mención el inciso anterior y constituidas en forma definitiva las reservas presupuestales y cuentas por pagar a través del Sistema Integrado de Información Financiera SIIF – Nación, los dineros sobrantes de la Nación serán reintegrados por el ordenador del gasto y el funcionario de manejo del respectivo órgano a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, dentro de los primeros quince días del mes de febrero de 2014.

Las cuentas por pagar y las reservas presupuestales que no se hayan ejecutado a 31 de diciembre de 2014 expiran sin excepción. En consecuencia, los respectivos recursos de la Nación deben reintegrarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, dentro de los primeros diez días del mes de enero de 2015.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 35o. Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal - CONFIS, o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal - CONFIS, o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal - CONFIS, o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

PARÁGRAFO 1o. Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

PARÁGRAFO 2o. Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal - CONFIS, y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social - CONPES, en los casos en que las normas lo exijan.

PARÁGRAFO 3o. El Ministerio de Transporte y sus entidades adscritas deberán adelantar las gestiones conducentes a reprogramar $600 mil millones de las vigencias futuras autorizadas para 2014 en los diferentes proyectos de inversión para dar cumplimiento al Plan Operativo Anual de Inversiones aprobado para este sector. Igual procedimiento deberá surtir el Ministerio de Hacienda y Crédito Público en lo relacionado con Sistemas de Transporte Público por $100 mil millones.

ARTÍCULO 36o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2° del artículo 8° de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2° del artículo 8° de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

ARTÍCULO 37o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las Empresas Industriales y Comerciales del Estado o Sociedades de Economía Mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 38o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público la constancia de inembargabilidad. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 39o. Los órganos a que se refiere el artículo 5º de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado, igualmente, los contratos de transacción se imputarán con cargo al rubro afectado inicialmente con el respectivo compromiso.

Para pagarlos, en primer lugar, se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

ARTÍCULO 40o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y la Unidad Nacional de Protección, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal - GAULA, a que se refiere la Ley 282 de 1996.

PARÁGRAFO. La Unidad Nacional de Protección o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 41o. En lo relacionado con las cuentas por pagar y las reservas presupuestales, el presupuesto inicial correspondiente a la vigencia fiscal de 2014 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996 y el artículo 9º de la Ley 225 de 1995.

ARTÍCULO 42o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2013, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2014.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, gastos de inhumación, los impuestos y la tarifa de control fiscal, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

El mismo procedimiento podrá surtirse para el pago de las obligaciones de reintegro de recursos que se califiquen como gastos no elegibles en el marco de convenios internacionales, afectando el presupuesto de funcionamiento.

ARTÍCULO 43o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 44o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo de la Agencia Nacional de Infraestructura, surgidas de los contratos de concesión vial por concepto de garantías de ingresos mínimos garantizados, sentencias y conciliaciones, hasta por trescientos mil millones de pesos ($300.000.000.000); en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

La responsabilidad por el pago de las obligaciones a que hace referencia el inciso anterior es de la Agencia Nacional de Infraestructura.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo solo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 45o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 46o. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito al Departamento Administrativo para la Prosperidad Social, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 47o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas - IPSE, siempre y cuando no signifiquen erogaciones en dinero, podrá adelantar las operaciones de canje de activos fijos de su propiedad por proyectos de preinversión e inversión en las zonas que no tengan posibilidad técnico-económica de conectarse al Sistema Interconectado Nacional.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 48o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales, FONPET, con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3° del artículo 2° de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 49o. Las apropiaciones programadas en la presente ley para la ejecución de proyectos viales de la red secundaria y terciaria a cargo de los departamentos y municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

PARÁGRAFO 1o. La Nación a través del Ministerio de Hacienda y Crédito Público, podrá otorgar créditos presupuestales a las entidades territoriales y/o sus descentralizadas para el desarrollo de proyectos a que se refiere el presente artículo, en los términos y condiciones especiales que dicho Ministerio establezca.

PARAGRAFO 2o. La Unidad Administrativa Especial de Aeronáutica Civil podrá destinar recursos al mantenimiento y mejoramiento del aeropuerto de la ciudad de Puerto Inírida.

ARTÍCULO 50o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTÍCULO 51o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 52o. Con los excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007 y las normas que lo modifiquen o adicionen.

ARTÍCULO 53o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 54o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de estas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías en liquidación y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores a 2013, y a la fecha de expedición de esta ley no tengan ningún porcentaje de ejecución física, deben reintegrar, dentro del primer trimestre de 2014 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 55o. Con el fin de financiar el Sistema General de Seguridad Social en Salud, en cumplimiento de lo dispuesto en el artículo 48 de la Constitución Política y el artículo 9° de la Ley 1122 de 2007, para la vigencia 2014 se presupuestaran en el Presupuesto General de la Nación los excedentes y los ingresos corrientes de la subcuenta de Eventos Catastróficos y Accidentes de Tránsito - ECAT del Fondo de Solidaridad y Garantía – FOSYGA.

Previa cobertura de los riesgos amparados con cargo a la Subcuenta de Eventos Catastróficos y Accidentes de Tránsito del Fondo de Solidaridad y Garantía – Fosyga, se podrán financiar, con cargo a dicha subcuenta, los Programas de Protección a la Salud Pública, Vacunación, apoyo sostenibilidad afiliación de la población pobre y vulnerable asegurada a través del régimen subsidiado, Vulnerabilidad Sísmica, Gestión de Instituciones de la Red Pública Hospitalaria, Atención a la Población en Condiciones Especiales tanto discapacitada como población desplazada, ampliación, renovación de la afiliación del régimen subsidiado, población desplazada y vulnerable, atención prioritaria en salud, Asistencia y Prevención en Emergencias y Desastres y Capacitación del Recurso Humano del Sector Salud, incorporados en el presupuesto del Ministerio de Salud y Protección Social.

ARTÍCULO 56o. En desarrollo de la Política Integral de Seguridad y Defensa para la Prosperidad, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 2º de la Ley 1450 de 2011, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 57o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 y de sus Autos de Seguimiento proferidos por la Honorable Corte Constitucional. Esta priorización de recursos deberá considerar las acciones diferenciales para sujetos de especial protección constitucional.

Las entidades deberán atender en primer lugar todas las solicitudes de Ayuda Humanitaria de Emergencia constituyendo ésta un título de gasto prevalente sobre las demás obligaciones de la entidad.

ARTÍCULO 58o. Las entidades encargadas de ejecutar la política de victimas de que trata la Ley 1448 de 2011 especificaran dentro de sus presupuestos en el Sistema Integrado de Información Financiera – SIIF los rubros de inversión que tienen como destino la población desplazada.

ARTÍCULO 59o. Las entidades encargadas de ejecutar la política de víctimas de que trata la Ley 1448 de 2011 especificaran dentro de sus presupuestos en el Sistema Integrado de Información Financiera – SIIF los rubros de inversión que tienen como destino la población víctima-no desplazada.

ARTÍCULO 60o. En el marco de los principios de concurrencia, complementariedad y subsidiariedad, la Unidad de Atención y Reparación Integral a las Victimas podrá, con cargo al proyecto denominado *"Apoyo a entidades territoriales a través de la cofinanciación para la asistencia, atención y reparación integral a las víctimas del desplazamiento forzado a nivel nacional"*, cofinanciar iniciativas integrales de atención a la población desplazada que se adelanten por parte de las entidades territoriales.

ARTÍCULO 61o. Con la coordinación de la Unidad de Atención y Reparación Integral a las Victimas y el Departamento Nacional de Planeación, los órganos que integran el Presupuesto General de la Nación encargados de iniciativas en el marco de la estrategia de atención a la población víctma, adelantarán la regionalización indicativa del gasto de inversión destinado a dicha población

ARTÍCULO 62o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado – FRISCO y los recursos provenientes de la Ley 55 de 1985, apropiados en la presente vigencia fiscal para ser transferidos a la Nación, serán girados por la Dirección Nacional de Estupefacientes en Liquidación, o quien haga sus veces y la Superintendencia de Notariado y Registro, respectivamente, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

ARTÍCULO 63o. Los hogares beneficiarios del Programa de Subsidio Familiar de Vivienda, podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó, siempre y cuando sean población desplazada y no se encuentren vinculados a planes de vivienda elegibles destinados a esta población. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrá aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 64o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá crear el rubro "Pasivos Exigibles - Vigencias Expiradas" y con cargo a este, ordenar el pago.

También procederá la operación presupuestal prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

ARTÍCULO 65o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 66o. Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio el respectivo paz y salvo tan pronto como reciba los recursos.

ARTÍCULO 67o. Con cargo a la porción que se reasigna por disposición del artículo 13 de la *Ley 55 de 1985* a la construcción, adecuación y dotación de establecimientos carcelarios, se financiará en la sección presupuestal del Instituto Colombiano de Bienestar Familiar - ICBF, una apropiación por $10.000 millones para que este los destine a la construcción, adecuación y dotación de los centros de atención especializada en el marco del Sistema de Responsabilidad Penal para Adolescentes.

Para tales efectos, la Superintendencia de Notariado y Registro trasladará directamente al ICBF los mencionados recursos dentro de la vigencia fiscal.

ARTÍCULO 68o. Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

ARTÍCULO 69o. Con el fin de garantizar el flujo efectivo de recursos en el Sistema General de Seguridad Social en Salud, el Ministerio de Salud y Protección Social girará directamente, a nombre de las Entidades Territoriales, la Unidad de Pago *por Capitación a las Entidades Promotoras de Salud o a las I*nstituciones Prestadoras de Salud de los distritos y los municipios de más de cien mil habitantes (100.000), utilizando el instrumento jurídico definido en artículo 29 de la Ley 1438 de 2011.

ARTÍCULO 70o. La apropiación destinada a la ejecución de los programas de mejoramiento fortalecimiento de la capacidad Institucional para el desarrollo de políticas públicas Nacional y mejoramiento de la gestión de las políticas públicas a través de las tecnologías de información TICS, aprobada en la sección presupuestal de la Escuela Superior de Administración Pública - ESAP, se ejecutará a través de convenio interadministrativo por el Departamento Administrativo de la Función Pública. El convenio entre las dos entidades deberá estar formalizado a más tardar el 17 de enero de 2014.

ARTÍCULO 71o. El Ministerio de Tecnologías de la Información y las Comunicaciones podrá incluir como parte de las obligaciones de hacer de los titulares de los permisos que se otorguen en los procesos de asignación de espectro que se realicen para los servicios móviles terrestres en las bandas de 700 MHz, AWS (1.700/2.100 MHz) y 2.500 MHz, la obligación de instalar, diseñar, adquirir, llevar a sitio, adecuar y demás, que permitan poner en funcionamiento la red de telecomunicaciones de la Fuerza Pública e Instituciones Públicas, con el fin de permitir la migración de la red que actualmente tienen en las bandas de 470 MHz a 512 MHz, 1.700 MHz, 2.100 MHz y 2.500 MHz.

Así mismo, el Ministerio de Tecnologías de la Información y las Comunicaciones podrá incluir como parte de las obligaciones de hacer de los titulares de los permisos que se otorguen en los procesos asignación de espectro que se realicen para la operación de servicios móviles terrestres en las bandas de 700 MHz, 850MHz, 1900MHz y 2500MHz la obligación de diseñar, instalar, adquirir, llevar a sitio, adecuar y demás actividades necesarias para la migración de los operadores de radiodifusión de televisión sin ánimo de lucro que actualmente cuentan con permiso de uso de espectro radioeléctrico en la banda de 698 a 806MHz, y para el despliegue de la red de telecomunicaciones para atención de emergencias y mitigación de desastres.

ARTÍCULO 72o. Los compromisos asumidos a 31 de diciembre de 2013, con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, en el presupuesto de gastos de inversión del Fondo Nacional de Regalías en Liquidación y que no hayan sido constituidos como reserva presupuestal o cuenta por pagar en la vigencia fiscal de 2014, serán girados con cargo a las apropiaciones del proyecto de inversión "Destinación de recursos Acto Legislativo 005 de 2011 a nivel nacional" en la sección presupuestal del Fondo, previo cumplimiento de los requisitos que hagan exigible su giro.

Lo anterior también se aplicará para el pago de obligaciones asumidas en desarrollo de autorizaciones de vigencias futuras otorgadas por el CONFIS o su delegatario.

Para estos efectos, el Departamento Nacional de Planeación, llevará el registro contable de los compromisos asumidos a la entrada en vigencia del Acto Legislativo 005 de 2011, al igual que de la destinación de recursos para la reconstrucción de la infraestructura vial del país y a la recuperación ambiental de las zonas afectadas por la emergencia invernal de 2010-2011, según lo dispuesto por el parágrafo 1° transitorio del artículo 2° de la citada norma.

Con cargo al portafolio del Fondo a 31 de diciembre de 2013 y durante la vigencia de la presente ley se podrán financiar proyectos de infraestructura del sector transporte hasta por la suma de $700 mil millones. Si, con posterioridad al cumplimiento de lo aquí señalado se requieren recursos para cumplir las obligaciones a cargo del Fondo Nacional de Regalías en Liquidación que no cuenten con la liquidez necesaria, estas se atenderán con cargo a los recursos de la Nación de las siguientes vigencias fiscales, de ser necesario.

ARTÍCULO 73o. El Ministerio de Salud y Protección Social, una vez realizado el estudio respectivo, podrá ordenar que se gire el dinero directamente a las IPS de mediana y alta complejidad para el pago de los Servicios de Salud efectivamente prestados y debidamente comprobados, con soportes de atención a la población afiliada al régimen subsidiado, dentro de la vigencia fiscal en que se prestó el servicio.

ARTÍCULO 74o. Autorízase al Gobierno Nacional para apropiar recursos del Presupuesto General de la Nación y transferirlos al Fondo Nacional del Café, destinados a la implementación de instrumentos que permitan garantizar la sostenibilidad del ingreso de las familias cafeteras y el acercamiento de los cafeteros a herramientas tecnológicas dirigidas a la mitigación de los riesgos inherentes a su actividad productiva.

PARÁGRAFO. El Comité Nacional de Cafeteros determinará mediante resolución las actividades elegibles de gasto que se enmarcan en el artículo anterior, con el voto expreso y favorable del Ministro de Hacienda y Crédito Público.

ARTÍCULO 75o. Cualquier modificación, operación y/o ajuste presupuestal que se realice para el reconocimiento de los derechos a que se refiere el artículo 102 de la Ley 1437 de 2011 *"Por la cual se expide el Código de Procedimiento Administrativo y de lo Contencioso Administrativo"*, es de responsabilidad exclusiva del jefe de cada órgano.

ARTÍCULO 76o. En desarrollo del acuerdo suscrito entre el Gobierno Nacional y los representantes de los funcionarios y empleados de la Rama Judicial y la Fiscalía General de la Nación el 6 de noviembre de 2012, se ha programado en el presupuesto de funcionamiento de la Rama Judicial $226.214 millones, para el pago de la Bonificación Judicial de que trata los Decretos 0383 y 0384 del 6 de marzo de 2013. Igualmente, el presupuesto de funcionamiento de la Fiscalía General de la Nación contiene $168.694 millones, para el pago de la Bonificación Judicial de que trata el Decreto 0382 del 6 de marzo de 2013.

ARTÍCULO 77o. El ajuste al Sistema General de Participaciones –SGP- de 2014 a favor de la Nación por $64.478.170.965, en aplicación del parágrafo del artículo 28 de la Ley 1176 de 2007 que resulta de la diferencia del crecimiento real de la economía de 4% de 2010 certificado por el Departamento Administrativo Nacional de Estadística –DANE- de 2013, frente al estimado preliminar de 4,3% y que generó recursos a favor de la atención a la primera infancia en la vigencia 2012, se realizará en la vigencia 2015, cuando se cuente con recursos del que pueda ser descontable este valor por el mismo concepto.

ARTÍCULO 78o. Los pagos por menores tarifas del sector eléctrico y de gas, que se causen durante la vigencia de la presente ley, serán pagados por el Ministerio de Minas y Energía, trimestre vencido. Los saldos que a 31 de diciembre se generen por este concepto, serán atendidos en la vigencia fiscal siguiente.

Lo anterior, sin perjuicio de que el Ministerio de Minas y Energía, con cargo a los recursos disponibles apropiados para el efecto, pueda pagar los que se hubieren causado con anterioridad.

ARTÍCULO 79o. Se entienden incorporados al presupuesto de rentas y recursos de capital, los ingresos provenientes del proyecto de ley de financiamiento a que se refiere el artículo 347 de la Constitución Política que presente el Ejecutivo por la suma de TRES BILLONES CIENTO CUARENTA Y CINCO MIL CUATROCIENTOS CINCUENTA Y DOS MILLONES CUATROCIENTOS SETENTA Y OCHO MIL CUATROCIENTOS SESENTA Y CINCO PESOS MONEDA LEGAL ($3,145,452,478,465), si el Congreso de la República la aprueba, con el objeto de equilibrar el presupuesto de Ingresos con el de Gastos.

ARTICULO 80o. Para la elaboración del presupuesto de la vigencia fiscal de 2015 las entidades que constituyan una sección del Presupuesto General de la Nación, deberán trasladar al Fondo de Contingencias de las Entidades Estatales, un porcentaje no menor al 20% del promedio de los tres (3) últimos años del monto ejecutado por Sentencias y Conciliaciones; y deberán hacerlo hasta completar el 120% del promedio de los tres (3) últimos años del monto ejecutado por Sentencias y Conciliaciones. Durante los años en que se hagan los aportes hasta completar el referido 120% de cada entidad, no se podrán pagar sentencias con cargo a los montos provisionados en el Fondo. La insuficiencia de los montos aportados por las entidades, no las eximirá de su obligación de pago.

ARTICULO 81o. El articulo 12 de la Ley 179 de 1994 quedará así: Son contribuciones parafiscales los gravámenes establecidos con carácter obligatorio por la ley, que afectan a un determinado y único grupo social o económico y se utilizan para beneficio del propio sector. El manejo, administración y ejecución de estos recursos se hará exclusivamente en la forma dispuesta en la ley que los crea y se destinarán sólo al objeto previsto en ella, lo mismo que los rendimientos y excedentes financieros que resulten al cierre del ejercicio contable.

Las contribuciones parafiscales administradas por los órganos que forman parte del Presupuesto General de la Nación se incorporarán al presupuesto solamente para registrar la estimación de su cuantía y en capítulo separado de las rentas fiscales y su recaudo será efectuado por los órganos encargados de su administración.

Las contribuciones parafiscales administradas por los órganos que no forman parte del Presupuesto General de la Nación, independientemente de su naturaleza jurídica, se incorporarán en un presupuesto independiente que requerirá la aprobación del Consejo Superior de Política Fiscal – CONFIS, salvo aquellas destinadas al financiamiento del Sistema General de Seguridad Social.

PARÁGRAFO. El Ministro de Hacienda y Crédito Público presentará al Congreso de la República un informe anual con el detalle de los presupuestos aprobados por el CONFIS.

ARTICULO 82o. El artículo 23 de la Ley 38 de 1989 quedará así: El Presupuesto de Gastos se compondrá de los gastos funcionamiento, del servicio de la deuda pública y de los gastos de inversión.

Cada uno de estos gastos se presentará clasificado en diferentes secciones que corresponderán a: la rama judicial, la rama legislativa, la Fiscalía General de la Nación, la Procuraduría General de la Nación, la Defensoría del Pueblo, la Contraloría General de la República, la Registraduría Nacional del Estado Civil que incluye el Consejo Nacional Electoral, una (1) por cada ministerio, departamento administrativo y establecimientos públicos, una (1) para la Policía Nacional y una (1) para el servicio de la deuda pública. En el Proyecto de Presupuesto de Inversión se indicarán los proyectos establecidos en el Plan Operativo Anual de Inversión, clasificado según lo determine el Gobierno Nacional.

En los presupuestos de gastos de funcionamiento e inversión no se podrán incluir gastos con destino al servicio de la deuda.

PARÁGRAFO. A más tardar para la vigencia fiscal de 2016, el Proyecto de Presupuesto General de la Nación que se presente para discusión y aprobación del Congreso de la República, deberá elaborarse en armonía con los estándares internacionales contenidos en el manual de estadísticas fiscales.

ARTICULO 83o. Los recursos provenientes de excedentes, no comprometidos por la Subcuenta Colombia Humanitaria, con la entrada en vigencia de esta ley, podrán ser orientados en la implementación y financiación de programas de soluciones de vivienda para la población damnificada del Fenómeno de la Niña 2010-2011.

ARTICULO 84o. Con el fin de facilitar la ejecución de los recursos destinados a superar los efectos de calamidades públicas, se autoriza al Ministerio de Hacienda y Crédito público para otorgar créditos a los patrimonios autónomos que administran los recursos del Fondo de Adaptación y otros patrimonios autónomos con finalidades similares. Estos créditos sólo requerirán para su validez la firma del convenio de crédito. El patrimonio autónomo incluirá anualmente las partidas requeridas para el servicio de la deuda, incluyendo los costos financieros asociados a la operación.

ARTICULO 85o. Todo el territorio del departamento del Meta, incluida el Área de Manejo Especial de la Macarena, quedará bajo la jurisdicción de la Corporación para el Desarrollo Sostenible de la Macarena, Cormacarena, sin incluir el territorio en litigio con Caquetá y Guaviare.

ARTICULO 86o. En el evento que los Fondos de Solidaridad y Redistribución de Ingresos, no hayan sido suficientes para cubrir la totalidad de los subsidios otorgados y establecidos en la Ley 142 de 1994, autorízase a la Nación para cubrir el déficit generado, mediante la modalidad de cruce de cuentas con las obligaciones fiscales adeudadas por los operadores o prestadores de servicios públicos, sin situación de fondos, en los términos establecidos en el artículo 196 de la Ley 1607 de 2012 y el Decreto Reglamentario 1244 de junio 14 de 2013. El cruce de cuentas de las obligaciones fiscales con el déficit de subsidios causados no podrá reconocerse a los operadores o prestadores de servicios públicos que no hayan reportado previamente al Sistema de Vigilancia y Control de la Superintendencia de Servicios Públicos (SIVICO), al Sistema Único de Información (SVI) o al Ministerio de las Tecnologías de la Información y las Comunicaciones a través del SIUST.

ARTICULO 87o. Amplíese el plazo a que se refiere el artículo 92 de la Ley 1593 de 2012 *"Por la cual se decreta el Presupuesto de Rentas y Recursos de Capital y Ley de Apropiaciones para la vigencia fiscal del 1° de enero al 31 de diciembre de 2013"*, hasta el 31 de diciembre de 2014.

ARTICULO 88o. Autorícese a la Nación para destinar recursos hasta por valor de $30 mil millones del Proyecto "Distribución de Recursos para pagos de menores tarifas Sector GLP distribuidos en cilindros y tanques estacionarios a nivel nacional", apropiados en el Presupuesto de Inversión de la Sección Presupuestal 2101-01 Ministerio de Minas y Energía Gestión General, para promover y cofinanciar proyectos dirigidos a la prestación del servicio público de gas combustible a través del desarrollo de infraestructura de gas licuado del petróleo – GLP por red a nivel nacional.

PARÁGRAFO. La destinación de estos recursos deberá hacerse prioritariamente en los municipios y en el sector rural que tengan el mayor índice de necesidades básicas insatisfechas y en áreas que no son influencia de gasoductos troncales, así como el Archipiélago de San Andrés, Providencia y Santa Catalina. Con estos recursos además se podrá cofinanciar el cargo por conexión de los usuarios de menores ingresos. El Ministerio de Minas y Energía reglamentará las condiciones para la destinación de estos recursos.

ARTICULO 89o. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica y gas natural que consuman los distritos de riego que utilicen equipos electromecánicos para su operación debidamente comprobado por las empresas prestadoras del servicio respectivo, de los usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de Usuarios debidamente reconocidos por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1o. Para el caso de los usuarios de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2o. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica y gas natural, según la Ley 142 de 1994, la utilización de estos servicios para el riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica y el gas natural, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

ARTICULO 90o. Con recursos del Presupuesto General de la Nación, se podrá financiar el Fondo de Energía Social - FOES, de que tratan los artículos 118 de la Ley 812 de 2003, 59 de la Ley 1151 de 2007 y 103 de la Ley 1450 de 2011. Si luego de atender el compromiso de la vigencia ordinaria, se presentan excedentes y/o sobrantes de apropiación, los mismos podrán ser utilizados para cubrir vigencias fiscales anteriores, en las cuales no se financió hasta el tope establecido en las normas aplicables. El Ministerio de Minas y Energía reglamentará las condiciones de distribución de dichos excedentes.

ARTICULO 91o. Los recursos adicionales por $3.1 billones destinados a atender los gastos relacionados con el sector agropecuario, la familia campesina y sector rural que se atenderán con la ley de financiamiento de que trata el artículo 347 de la Constitución Política, permanecerán en el presupuesto del Ministerio de Hacienda y Crédito Público hasta que el Gobierno Nacional defina el alcance y destino de los mismos.

El Ministerio de Hacienda y Crédito Público hará las operaciones presupuestales necesarias para colocar en las entidades ejecutoras los recursos según corresponda a sus competencias.

ARTICULO 92o. Garantía de Acceso de las Madres Comunitarias al Fondo de Solidaridad Pensional-Subcuenta de Solidaridad. Con el fin de garantizar el acceso de las madres comunitarias que al momento de la expedición de esta norma conserven tal calidad, al subsidio al aporte de la Subcuenta de Solidaridad de que trata la Ley 797 de 2003, por una única vez y dentro de los 6 meses siguientes a la vigencia de la presente ley, las madres comunitarias que se encuentren afiliadas al Régimen de Ahorro Individual podrán trasladarse al Régimen de Prima Media.

Para estos efectos, no son aplicables los plazos de que trata el literal e) del artículo 13 de la Ley 100 de 1993, modificado por el artículo 2º de la Ley 797 de 2003. El Instituto Colombiano de Bienestar Familiar (ICBF), o quien haga sus veces, deberá acreditar la calidad de las Madres Comunitarias, con el fin de que puedan realizar el traslado de Régimen de que trata este artículo.

PARÁGARO 1o. Las Madres Comunitarias que se vinculen al programa de hogares comunitarios con posterioridad a la vigencia de esta ley y que se encuentren afiliadas en pensiones al Régimen de Ahorro Individual **podrán trasladarse al Régimen de Prima Media con Prestación Definida** sin que le sean aplicables los términos mínimos de traslado de que trata el literal e) del artículo 13 de la Ley 100 de 1993, modificado por el artículo 2o. de la Ley 797 de 2003, **con el fin de que sean beneficiarias del Programa de Subsidio al Aporte.** Para los efectos de este artículo, el Instituto Colombiano de Bienestar Familiar ICBF, **deberá acreditar la calidad de las Madres Comunitarias,** con el fin de que puedan realizar el traslado de Régimen.

PARÁGARO 2o. Las Asociaciones de Padres o en su defecto las Direcciones Territoriales del ICBF **deberán adelantar una campaña dirigida a las madres comunitarias**, para informarles sobre la posibilidad de traslado de que trata el presente artículo.

ARTÍCULO 93o. Las Madres Comunitarias, Famis y Sustitutas que ostentaban esta condición entre el 29 de enero de 2003 y el 14 de abril de 2008 y no tuvieron acceso al Fondo de Solidaridad Pensional, durante este período podrán beneficiarse del pago del valor actuarial de las cotizaciones para el citado periodo, conforme lo establece el artículo 166 de la Ley 1450 de 2011.

ARTÍCULO 94o. En los proyectos financiados con recursos del Fondo Nacional de Regalías en liquidación, cuyos valores por unidad funcional se mantengan dentro del monto y condiciones aprobadas, certificado por el representante legal de la entidad ejecutora, su ejecución se reconocerá hasta el valor de las unidades funcionales terminadas, sin que para ello se requiera ajuste del proyecto.

Para los proyectos que no acrediten su terminación o se terminen en condiciones diferentes a su aprobación sin contar con concepto favorable, la respectiva entidad ejecutora debe reintegrar los recursos que se le hayan girado junto con los rendimientos financieros al Fondo Nacional de Regalías, en liquidación o a las cuentas de recursos en depósito en el mismo.

Los proyectos en las condiciones previstas en el inciso 1 del artículo 142 de la Ley 1530 de 2012, terminados en condiciones diferentes a las del proyecto aprobado, serán objeto de pérdida de fuerza ejecutoria de conformidad con lo previsto en ese inciso, a menos que se acredite el concepto favorable de la entidad viabilizadora a los ajustes efectuados, caso en el cual procederá el cierre del mismo.

ARTICULO 95o. Derogar el literal d) del artículo 43 de la Ley 30 de 1992, el artículo 11 de la Ley 1324 de 2009 y parcialmente el inciso 3 del artículo 10 de la misma Ley en lo atinente a la deducción que debe realizar el Ministerio de Hacienda y Crédito Público o el Ministerio de Educación Nacional, del 2% del presupuesto de las instituciones de educación superior estatales u oficiales.

ARTÍCULO 96o. Para la operación de préstamo interfondos realizada entre la subcuenta de Eventos Catastróficos y Accidentes de Tránsito (ECAT) y la subcuenta de Compensación del Fondo de Solidaridad y Garantía (Fosyga), en virtud de la Ley 1393 de 2010; el periodo de gracia de cada amortización de capital y tasa de interés del préstamo realizado se amplía hasta el 31 de diciembre de 2014.

La operación prevista en el presente artículo corresponde a una operación de manejo de recursos del portafolio y, por tanto, su otorgamiento y atención no requiere trámite presupuestal alguno.

ARTÍCULO 97o. Una vez cese definitivamente la actividad pensional a cargo de la Caja de Previsión del Sector de las Comunicaciones – Caprecom, los recursos que existan en el Foncap, deberán ser trasladados al Tesoro Nacional.

PARÁGRAFO. Estos recursos solamente podrán ser destinados para el pago del pasivo pensional de las entidades del sector de las Telecomunicaciones, de conformidad con lo establecido por la Ley.

ARTÍCULO 98o. La prestación del servicio de protección de los funcionarios de la Procuraduría General de la Nación, podrá estar a cargo de la Unidad Nacional de Protección.

ARTÍCULO 99o. En las empresas de servicios públicos mixtas y sus subordinadas, en las cuales la participación de la Nación es directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de sus presupuestos, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, sin requerirse concepto previo de ningún otro órgano o entidad gubernamental siempre y cuando cumpla los requisitos señalados en el artículo 36 del Decreto 4730 de 2005. La aprobación del Presupuesto de la vigencia del año 2014, será realizada por las juntas directivas de las empresas, a más tardar el 31 de diciembre de 2013.

ARTÍCULO 100o. Créase el patrimonio autónomo Fondo Nacional para el Desarrollo de la Infraestructura (FONDES) administrado por la Financiera de Desarrollo Nacional y el Ministerio de Hacienda y Crédito Público, el cual tendrá por objeto la financiación y/o la inversión en proyectos de infraestructura. El FONDES se financiará, entre otros recursos, con los resultantes de la enajenación de activos de la Nación en los términos que establezca el Gobierno Nacional, de conformidad con el artículo 124 del Estatuto Orgánico de Presupuesto.

ARTÍCULO 101o. Los recursos del Presupuesto Nacional que hayan sido transferidos a Patrimonios Autónomos constituidos para la estructuración y/o ejecución de Macroproyectos de Interés Social Nacional, independiente del rubro presupuestal de los referidos recursos, podrán ser destinados para la construcción y dotación de equipamientos públicos colectivos o infraestructura de servicios públicos domiciliarios, para los proyectos de vivienda de interés social y prioritaria que se ejecuten en el marco de los patrimonios autónomos. La entidad aportante de los recursos definirá mediante acto administrativo los porcentajes de los recursos aportados que pueden ser destinados a estos propósitos.

ARTÍCULO 102o. Inversiones Programa de Saneamiento del Río Bogotá. Para el caso de la Corporación Autónoma Regional de Cundinamarca, el 50% de los recursos que, conforme a lo señalado por el artículo 44 de la Ley 99 de 1993, sean producto del recaudo del porcentaje o de la sobretasa ambiental al impuesto predial y de otros gravámenes sobre la propiedad inmueble de Bogotá, D.C., incluidos sus intereses y sanciones se destinarán para la financiación de los proyectos de adecuación hidráulica, ampliación de la Planta de Tratamiento de Aguas Residuales de Salitre y construcción de la Planta de Tratamiento de Aguas Residuales de Canoas u otros proyectos a desarrollar sobre el área o áreas ubicadas en cualquiera de las cuencas integrantes del río Bogotá, en jurisdicción de la Car Cundinamarca.

ARTÍCULO 103o. El Ministerio de Educación para dar cumplimiento a lo estipulado en la Ley 21 de 1982 y en la Ley 1450 de 2011 en cuanto al mejoramiento en infraestructura y dotación de Instituciones de Educación Básica y Media, seguirá criterios de equidad regional que contemplen por lo menos población a beneficiar, cobertura educativa, impacto regional y beneficio a poblaciones vulnerables, priorizando la ejecución efectiva durante la vigencia presupuestal para que la infraestructura educativa llegue a las comunidades en el menor tiempo posible acorde a la disponibilidad de recursos. Los proyectos de construcción y mejoramiento de la infraestructura educativa a que se refiere el presente artículo podrán ser ejecutados a través de las alcaldías municipales o las gobernaciones.

ARTICULO 104o. Con el propósito de dar cumplimiento al artículo 137 de la Ley 488 de 1998 y al artículo 24 de la Ley 20 de 1974 y este último en concordancia con la Ley 133 de 1994, los municipios del país tendrán un plazo máximo de 6 meses contados a partir de la expedición de la presente Ley para depurar y sacar de sus bases de datos de cobro, aquellos predios contemplados en dichas disposiciones.

ARTICULO 105o. El Fondo Nacional de Vivienda – FONVIVIENDA podrá asignar subsidios familiares de vivienda a aquellos hogares que se vinculen a programas de vivienda desarrollados por las Organizaciones Populares de Vivienda – OPV de que trata el artículo 62 de la Ley 9 de 1989 de acuerdo con las condiciones que para tal efecto determine el Ministerio de Vivienda, Ciudad y Territorio.

ARTICULO 106o. Uso de los recursos de excedentes del Sistema General de Participaciones. Los excedentes y saldos no comprometidos en el uso de recursos de oferta de salud del Sistema General de Participaciones a 31 de diciembre de 2013, se destinarán para el pago de deudas por prestación de servicios de salud de vigencias anteriores o programas de saneamiento fiscal y financiero de las Empresas Sociales del Estado definidas por el Ministerio de Salud y Protección Social. En el caso de que el municipio haya perdido la competencia para administrar los recursos de prestación de servicios de salud o de no presentar deudas por concepto de prestación de servicios de vigencias anteriores dichos saldos serán girados al Departamento para financiar las actividades definidas en el presente inciso.

Vencido el término para el saneamiento de los aportes patronales a que hace referencia el artículo 85 de la Ley 1438 de 2011, las Administradoras de Pensiones tanto del Régimen de prima media con prestación definida, como de ahorro individual con solidaridad, las administradoras de cesantías, Entidades Promotoras de Salud y/o FOSYGA y las Administradoras de Riesgos Laborales; girarán los recursos no saneados al mecanismo de recaudo y giro previsto en el artículo 31 de la Ley 1438 de 2011, los cuales se podrán destinar al saneamiento fiscal y financiero de la red pública prestadora de servicios de salud, privilegiando el pago de los pasivos laborales y/o al pago de servicios de salud en lo no cubierto con subsidios a la demanda que adeude la Entidad Territorial a la EPS o a los prestadores de servicios de salud. Estos recursos se distribuirán según lo previsto en el numeral 2° del artículo 3° de la Ley 1608 de 2013 entre los departamentos y distritos a quienes se efectuó asignación de recursos de aportes patronales en las vigencias anteriores a 2011. Los recursos se girarán directamente a las Instituciones Prestadoras de Servicios de Salud Públicas a través del mecanismo de recaudo y giro creado en virtud del artículo 31 de la Ley 1438 de 2011.

ARTÍCULO 107o. El respaldo presupuestal a cargo de la Nación frente a los títulos que emita COLPENSIONES para amparar el 20% correspondiente a la Nación del subsidio o incentivo periódico de los BEPS en el caso de indemnización sustitutiva o devolución de aportes, de que trata la ley 1328 de 2009, considerarán las disponibilidades fiscales de la Nación que sean definidas por el CONFIS.

Dichos títulos se podrán programar en el Presupuesto General de la Nación hasta por el monto definido en el Marco de Gasto de Mediano Plazo del sector en la vigencia fiscal en la cual se deba realizar su pago, es decir a los tres años de la emisión del título.

ARTÍCULO 108o. Modifíquese el artículo 33 de la Ley 1537 de 2012, el cual quedará así: **ARTICULO 33**. Exención de pago de derechos notariales. No se causarán derechos notariales, para ninguna de las partes independientemente de su naturaleza jurídica, en los negocios jurídicos que se describen a continuación, cuando las viviendas objeto de los mismos hayan sido desarrolladas con la financiación o cofinanciación de subsidios familiares de vivienda otorgados por las entidades facultadas por la ley para el efecto: a. Constitución de propiedad horizontal, cuando todos los bienes de dominio particular que conformen el edificio o conjunto sean viviendas de interés prioritario. b. Adquisición de viviendas de interés prioritario nuevas, incluido el leasing habitacional de vivienda de interés prioritario nueva, cuando se ejerza la opción de compra. c. Adquisición de viviendas de interés prioritario usadas, incluido el leasing habitacional de vivienda de interés prioritario usada, cuando se ejerza la opción de compra, en los eventos en que el adquiriente se encuentre en alguna de las condiciones a que se refiere el artículo 12 de la Ley 1537 de 2012. d. Constitución de hipoteca de viviendas de interés prioritario nuevas. e. Constitución de hipoteca de viviendas de interés prioritario usadas, en los eventos en que el adquiriente se encuentre en alguna de las condiciones a que se refiere el artículo 12 de la Ley 1537 de 2012. f. Afectación a la vivienda familiar y/o constitución de patrimonio de familia de viviendas de interés prioritario nuevas. g. Afectación a vivienda familiar y/o constitución de patrimonio de familia de viviendas de interés prioritario usadas, en los eventos en que quien realiza la afectación o constituye el patrimonio de familia, se encuentre en alguna de las condiciones a que se refiere el artículo 12 de la Ley 1537 de 2012.

El Gobierno Nacional reglamentará la forma en que los interesados acreditarán que se encuentran en alguna de las condiciones a que se refiere el artículo 12 de la Ley 1537 de 2012, cuando sea el caso y las demás condiciones que deberán cumplir los interesados en acceder a las exenciones previstas en el presente artículo, las cuales deberán ser acreditadas ante el notario correspondiente.

Para efectos de la aplicación del presente artículo se acudirá a la definición de vivienda de interés prioritario establecida en las normas vigentes.

ARTÍCULO 109o. Modifíquese el artículo 34 de la Ley 1537 de 2012, el cual quedará así: **ARTICULO 34.** Exención de pago de derechos registrales. No se causarán derechos registrales, para ninguna de las partes independientemente de su naturaleza jurídica, en los negocios jurídicos que se describen a continuación, cuando las viviendas objeto de los mismos hayan sido desarrolladas con la financiación o cofinanciación de subsidios familiares de vivienda otorgados por las entidades facultadas por la ley para el efecto:

a. Constitución de propiedad horizontal, cuando todos los bienes de dominio particular que conformen el edificio o conjunto sean viviendas de interés prioritario.
b. Adquisición de viviendas de interés prioritario nuevas, incluido el leasing habitacional de vivienda de interés prioritario nueva, cuando se ejerza la opción de compra.
c. Adquisición de viviendas de interés prioritario usadas, incluido el leasing habitacional de vivienda de interés prioritario usada, cuando se ejerza la opción de compra, en los eventos en que el adquiriente se encuentre en alguna de las condiciones a que se refiere el artículo 12 de la Ley 1537 de 2012.
d. Constitución de hipoteca de viviendas de interés prioritario nuevas.
e. Constitución de hipoteca de viviendas de interés prioritario usadas, en los eventos en el que el adquirente se encuentre en alguna de las condiciones a que se refiere el artículo 12 de la Ley 1537 de 2012.
f. Afectación a vivienda familiar y/o constitución de patrimonio de familia de viviendas de interés prioritario nuevas.
g. Afectación a vivienda familiar y/o constitución de patrimonio de familia de viviendas de interés prioritario usadas, en los eventos en que quien realiza la afectación o constituye el patrimonio de familia, se encuentre en alguna de las condiciones a que se refiere el artículo 12 de la Ley 1537 de 2012.

El Gobierno Nacional reglamentará la forma en que los interesados acreditarán que se encuentran en alguna de las condiciones a que se refiere el artículo 12 de la Ley 1537 de 2012, cuando sea el caso, y las demás condiciones que deberán cumplir los interesados en acceder a las exenciones previstas en el presente artículo, las cuales deberán ser acreditadas ante la Oficina de Registro de Instrumentos Públicos correspondiente.

Para efectos de la aplicación del presente artículo se acudirá a la definición de vivienda de interés prioritario establecido en las normas vigentes.

PARÁGRAFO. Los gravámenes hipotecarios, condiciones resolutorias, pactos comisorios y/o cualquier otra limitación al dominio que recaiga sobre inmuebles adjudicados, enajenados, transferidos, cedidos o asignados por el extinto Instituto de Crédito Territorial y/o por la Unidad Administrativa Especial liquidadora de asuntos del Instituto de Crédito Territorial (U.A.E- I.C.T.), y/o el Instituto Nacional de Vivienda de Interés Social y Reforma Urbana – INURBE serán cancelados con la presentación del acto administrativo expedido por la autoridad competente, que ordene dicha cancelación, ante la respectiva Oficina de Registro de Instrumentos Públicos, sin que genere cobro de derechos registrales.

ARTÍCULO 110o. Para efectos de atenuar en el mercado interno el impacto de las fluctuaciones de los precios de los combustibles en los mercados internacionales, conforme lo disponen los artículos 69 de la Ley 1151 de 2007 y 101 de la Ley 1450 de 2011, el Ministerio de Minas y Energía podrá autorizar la importación de combustibles con las calidades del país de origen para ser distribuidos de manera exclusiva en los municipios reconocidos por el Gobierno Nacional como zonas de frontera.

ARTÍCULO 111o. La inscripción -registro en espera ante Finagro del crédito para financiar un proyecto elegible al Incentivo a la Capitalización Rural -ICR, de que trata la Ley 101 de 1993, el registro o redescuento de un crédito con tasa subsidiada del programa de que trata la Ley 1133 de 2007, así como la suscripción del contrato para acceder al Certificado de Incentivo Forestal - CIF, previsto en la Ley 139 de 1994, para todos los efectos presupuestales implicará que el recurso quede obligado, y su pago, en la misma o posterior vigencia, quedará sujeto a que el beneficiario acredite los requisitos previstos en la normatividad expedida por el Ministerio de Agricultura y Desarrollo Rural o la Comisión Nacional de Crédito Agropecuario, según corresponda. En caso que el beneficiario no acredite los requisitos para el pago, se reversará la obligación.

Lo aquí dispuesto aplicará a la inscripción-registros en espera, registros o redescuentos y contratos suscritos, de los mencionados instrumentos, existentes a la fecha.

ARTÍCULO 112o. La presente Ley rige a partir de la fecha de su publicación, surte efectos fiscales a partir del 1° de enero de 2014.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



JUAN FERNANDO CRISTO BUSTOS

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



GREGORIO ELJACH PACHECO

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



HERNAN PENAGOS GIRALDO

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JORGE HUMBERTO MANTILLA SERRANO

LEY No. 1687

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1º DE ENERO AL 31 DE DICIEMBRE DE 2014

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá, D.C., a los 11 DIC 2013



EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



MAURICIO CÁRDENAS SANTAMARÍA